Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

fbrumbaugh@fulbright.com direct dial: (214) 855-7177	telephone: (214) 855-8000 facsimile: (214) 855-8200

May 4, 2010

Via EDGAR

William Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Response to Comments Received from the Staff of the Commission with respect to
Amendment No. 1 to Form 10-K/A and Form 10 –K for Fiscal Year Ended January 31, 2010, filed on April 12, 2010 and March 25, 2010;
File No. 0-5042

Dear Mr. Thompson:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 22, 2010 (the “Comment Letter”) with respect to Amendment No. 1 to the Form 10-K/A filed on April 12, 2010 and Form 10-K filed on March 25, 2010.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Amendment No. 1 to Form 10-K for Fiscal Year Ended January 31, 2010

Financial Statements, page 64

1.
We note you fully impaired goodwill during the three month period ended October 31, 2009. Please provide us the valuation report, or a detailed summary, that served as the basis for performing step one of the goodwill impairment test. Show us how you performed step one of the test including whether it was done on an entity wide basis or by segment or reporting unit. Please also provide us the purchase allocation that you performed in step two of the analysis and tell us how you determined the fair value of assets and liabilities used in the purchase allocation. Please be detailed in your explanation indicating whether and where you used an outside consultant. To the extent step two indicated that carrying value exceeded fair value for any long-lived asset or group of assets, advise us whether you considered this an event necessitating an impairment test of long-lived assets. If so, show us the results of such test. Please reconcile your total valuation of the company to the then most recent market capitalization. Please summarize the reason(s) for any large differences between your derived value and your market capitalization. We may have further substantive comment.

May 4, 2010

The Company has historically performed its assessment for possible impairment of goodwill on an annual basis during the fourth quarter of its fiscal year. During the third quarter of the fiscal year ended January 31, 2010, as a result of the decline in the economic conditions in the Company’s markets and its operating results, the Company completed a review to determine if indicators of impairment existed that would require it to perform an interim goodwill impairment analysis. At September 30, 2009, the Company’s market capitalization had largely remained below book value for the better part of the previous twelve months. However, prior to the third quarter, the Company did not perceive the market value decline as an indicator of a permanent decline in the Company’s fair value due to the continued strong operating results of the Company. During the third quarter, however, declining economic conditions in the Company’s markets led to increased levels of charge-offs and delinquencies in the Company’s credit portfolio and significant decreases in comparable store revenues, as same store sales were down over 15% during each of September (after adjusting for the impact of the hurricanes in the prior year) and October. Additionally, increased margin pressures led to decreased margins on those store revenues. These factors led to the Company experiencing net operating losses and determining that it could potentially violate its debt covenants if the conditions continued, ultimately leading the Company to determine that there were indicators of impairment present in the third quarter and it would be appropriate to perform an interim impairment test related to its goodwill during the third quarter.

The Company engaged the services of a third-party consultant to assist with both step one of the goodwill impairment test and, based on the results from step one, assist with step two of the goodwill impairment test as of September 30, 2009. The detailed report for both the step one and step two procedures prepared by the third-party consultant is included as an attachment to this response. The valuation was performed on an entity-wide basis, as the Company has determined that it has only one reporting unit, based on the fact that all of the Company’s stores deliver the same products and services to a common customer group, follow the same procedures and methods in managing their operations and management evaluates performance and allocates resources based on the operating results of the retail stores, with the credit programs, service agreements and distribution system being an integral part of the retail operations. The fair value of the Company’s invested capital was determined considering both the income and market approaches to estimating fair value. The valuation concluded that the fair value of the Company’s equity at September 30, 2009, was approximately $266.0 million compared to a carrying value at September 30, 2009, of approximately $352.1 million. Given the significant valuation shortfall resulting from step one, the Company requested the consultants to provide additional assistance with the step two procedures to ultimately determine if its goodwill was impaired.

In step two of the goodwill impairment procedures, the third-party consultants provided assistance to the Company and the following was considered in estimating the fair values of the Company’s major classes of assets and liabilities in order to perform the step 2 allocation of the concluded fair value to determine if its goodwill was impaired:

May 4, 2010

•
For the Company’s accounts receivables, interests in securitized assets (recorded at fair value) and non-current long–term debt, the Company is required to estimate the fair value of those balances and the valuation of those balances is determined using acceptable valuation methodologies. The Company is assisted in developing several of its fair value valuation assumptions for these amounts by third-party providers. Given the regular quarterly valuation, the estimated fair values of these items at September 30, 2009 were determined to not be materially different than their respective carrying values.

•
The Company’s inventories consist mainly of durable consumer goods held for sale, which turn over approximately six times each year. The Company continually monitors the carrying value of its inventories through information gathered from actual sales in stores, and writes down its inventory values when it is deemed that the carrying value is not recoverable. Given this approach, the fair values of the Company’s inventories were considered to not be materially different than their respective carrying values at September 30, 2009.

•
The Company’s deferred income taxes arise on timing differences from items such as depreciation and amortization. Any deferred income tax balance sheet item is an estimate of the future tax that will be received (asset), or the future tax that will have to be paid (liability). The Company’s calculation of the deferred income tax asset was reviewed at a high level by the third-party consultants and was not deemed to be unreasonable. Given this, the fair values of the Company’s deferred income taxes values were considered to not be materially different than their carrying values at September 30, 2009.

•
The Company’s property, plant and equipment consist mainly of leasehold improvements, fixtures and fittings. The nature of these items is such that their respective carrying value will often approximate fair value. Given this, the fair value of the Company’s property, plant and equipment was considered to not be materially different than their respective carrying value at September 30, 2009.

•
The Company’s accounts payable and accrued expenses balances consist of short-term liabilities which are generally due for settlement in the near term, for example, employee salaries, payments to suppliers, etc. The nature of these balances is such that their respective carrying value will often approximate fair value. Given this, the fair values of these balance sheet items were considered to not be materially different than their respective carrying values at September 30, 2009.

•
The Company’s deferred revenue arises from two sources. Firstly, from the sale of service and maintenance agreements that are sold with merchandise at the date of sale. Secondly, from vendor allowances received from vendors for price protection, product rebates, marketing, training and promotion programs. Since payment has already been received for these services still to be rendered, and since it is the value of these payments that is reflected on the balance sheet, the fair values of the deferred revenue balances were considered to not be materially different than their respective carrying values at September 30, 2009.

•
The third-party consultants also assisted in determining the valuation of any intangible assets not currently carried on the books of the Company. The most significant of those assets was the fair value of the Company’s trade name, which was concluded to have an estimated fair value of between approximately $31 million and $63 million. The Company used the $31 million valuation for this intangible in its allocation of the concluded fair value in its step 2 allocation procedures.

May 4, 2010

Given the variance between the concluded fair value and the carrying value of the Company’s equity determined in step one, the lack of significant variances between fair value and carrying value of the Company’s major classes of assets and liabilities, and the fair value of additional intangibles not included in the Company’s current carrying amounts, the Company determined that an impairment charge was necessary to write off the carrying value of its goodwill of approximately $9.6 million as follows:

Step 2 Allocation of Fair Value
at September 30, 2009
(dollars in millions)

Fair
Value

Net working capital	432.5
Property, plant & equipment, net	61.5
Other non-current assets	6.3
Other intangibles	31.0
Long-term debt	(149.3)
Other non-current liabilities	(8.5)
Value of Equity	(266.0)

Net assets in excess of concluded fair value	(107.5)

Given the significance of the excess of the estimated fair value of the net assets over the concluded fair value resulting from the step 2 process, the Company determined that additional valuation procedures, including the identification and valuation of additional intangibles, was not considered necessary.

In connection with the completion of the step two procedures, there were no long-lived assets or group of assets where it was determined that the carrying value of such assets exceeded their respective fair values, thus no additional impairment testing was considered necessary for any of the Company’s long-lived assets. Additionally, while the Company does not have a significant amount of long-lived assets, it completes semi-annual impairment testing of its long-lived assets, on a store-by-store basis to determine if any impairment charges are required related to those assets, and has determined that there was no indication of impairment.

The concluded fair value, as determined with the assistance of the third-party consultants, at September 30, 2009, was approximately $266 million, as compared to a market capitalization at September 30, 2009, of approximately $254 million. The difference in the concluded fair value and the market capitalization was attributed to an estimated control premium of approximately 5%.

May 4, 2010

Note 1. Summary of Significant Accounting Policies, page 68.

Allowance for Doubtful Accounts, Page 71.

2.           Please provide the staff a reserve analysis similar to that presented in your letter dated April 9, 2009 as of January 31, 2010 and the most recent subsequent month-end practicable. Please also provide a customer accounts receivable aging as of the same dates. Please explain to us how your methodology for determining the allowance for doubtful accounts was applied throughout fiscal 2010 and why the allowance as a percentage of accounts receivable increased by approximately 100 basis points from the prior fiscal year-end. Please provide a time-line for fiscal 2010 that addresses each change in the allowance rate and describe the economic events that caused you to change the rate at which you provide for uncollectible receivables. If such economic events relate to increasing charge-off experience, please provide us a timeline of when charge-offs increased and how management responded to such changes. Because charge-offs are typically a lagging indicator of credit quality, show us how you were able to estimate the provision for doubtful accounts prior to charge-off as well as the timing of the estimate. We may have further comment.

The Company uses a formula-based approach, based on actual historical performance, as a basis for estimating its provision for bad debts. A separate calculation is prepared each quarter for each of the groups of Primary and Secondary Portfolio accounts based on the trailing 12-month actual charge-off experience, net of recoveries, as a percentage of the applicable average portfolio balance over the same time period. The calculated historical loss rates are then adjusted, as appropriate, for current and expected economic and portfolio performance trends to more accurately represent management’s estimate for future portfolio performance. The adjusted loss rates derived from these estimates for the Primary and Secondary Portfolios are then multiplied with the ending balance of the applicable portfolios at each quarter end to determine the estimated allowance for each portfolio.

The following table provides an update of the credit portfolio information since last year’s letter (“combined” refers to the total managed portfolio, which includes both the on-balance sheet (“Not Sold”) and off-balance sheet receivables):

May 4, 2010

Reserve Analysis
(dollars in thousands)

	1/31/09	4/30/09	7/31/09	10/31/09	1/31/10	3/31/10
Primary Portfolio
Trailing 12-month charge-offs, net of recoveries - combined	14,505	15,637	16,728	18,741	20,963	22,568
Average portfolio balance - combined	543,559	548,068	562,187	569,866	594,063	579,101
Trailing 12-month loss rate - combined	2.7%	2.9%	3.0%	3.3%	3.5%	3.9%

Receivable balance at period end - Not Sold	81,926	119,846	167,942	196,377	180,654	178,206
Calculated reserve at period end, based on actual loss rate	2,186	3,419	4,997	6,458	6,375	6,945
Adjusted reserve at period end	2,186	3,419	4,997	6,850	6,466	6,455
Adjusted reserve as percent of ending balance	2.7%	2.9%	3.0%	3.5%	3.6%	3.6%

Secondary Portfolio
Trailing 12-month charge-offs, net of recoveries - combined	7,171	7,167	7,858	8,095	8,352	9,086
Average portfolio balance - combined	153,010	154,177	158,198	152,328	150,711	144,904
Trailing 12-month loss rate - combined	4.7%	4.6%	5.0%	5.3%	5.5%	6.3%

Receivable balance at period end - Not Sold	19,648	25,019	32,051	35,037	33,468	33,988
Calculated reserve at period end, based on actual loss rate	921	1,163	1,592	1,862	1,855	2,131
Adjusted reserve at period end	921	1,163	1,592	1,932	1,871	1,942
Adjusted reserve as percent of ending balance	4.7%	4.6%	5.0%	5.5%	5.6%	5.7%

Legacy Portfolio
Trailing 12-month charge-offs, net of recoveries - combined	789	Combined with Primary and Secondary Portfolio receivables
Average portfolio balance - combined	7,614	subsequent to 1/31/09.
Trailing 12-month loss rate - combined	10.4%

Receivable balance at period end - Not Sold	6,224
Calculated reserve at period end, based on actual loss rate	645
Adjusted reserve at period end	645
Adjusted reserve as percent of ending balance	10.4%

Combined Portfolio
Trailing 12-month charge-offs, net of recoveries - combined	22,465	22,804	24,586	26,836	29,315	31,654
Average portfolio balance - combined	704,183	702,245	720,385	722,194	744,774	724,005
Trailing 12-month loss rate - combined	3.2%	3.2%	3.4%	3.7%	3.9%	4.4%
3-month loss rate - combined (2-months as of 3/31/10)	3.4%	3.0%	3.4%	4.3%	4.8%	4.7%

Receivable balance at period end - Not Sold	107,798	144,865	199,993	231,414	214,122	212,194
Calculated reserve at period end, based on actual loss rate	3,439	4,704	6,826	8,599	8,428	9,277
Adjusted reserve at period end	3,752	4,582	6,589	8,782	8,337	8,397
Adjusted reserve as percent of ending balance	3.5%	3.2%	3.3%	3.8%	3.9%	4.0%
Change in reserve percentage		-0.3%	0.1%	0.5%	0.1%	0.1%

Uncollectible interest reserve	161	333	662	1,058	1,233	1,236
As percent of ending balance	0.1%	0.2%	0.3%	0.5%	0.6%	0.6%

Total reserve	3,913	4,915	7,251	9,840	9,570	9,633
As percent of ending balance	3.6%	3.4%	3.6%	4.3%	4.5%	4.5%
Change in reserve percentage		-0.2%	0.2%	0.6%	0.2%	0.1%

Receivable Aging
Current	95,142	126,907	175,304	194,427	171,439	174,537
1-30 days	8,176	12,038	15,744	21,690	23,398	20,042
31-60 days	1,551	2,192	3,085	5,656	5,734	5,155
61-90 days	1,005	1,283	1,883	3,140	3,760	3,121
91-120 days	780	730	1,352	2,163	3,138	2,521
121-150 days	439	586	1,028	1,559	2,501	2,150
151-180 days	189	519	720	1,253	1,778	2,142
181-209 days	93	199	244	583	878	939
210+ days	422	411	633	943	1,496	1,587
Total	107,797	144,865	199,993	231,414	214,122	212,194

May 4, 2010

Unless there is evidence of expected changes in portfolio performance trends or economic conditions from those experienced in the prior 12-months in the Company’s markets, the estimate of the allowance for bad debts is based on the trailing 12-month actual net charge-off experience. As demonstrated in the table above, the Company’s credit portfolio maintained consistent charge-off performance through the second quarter of fiscal 2010. Additionally, the delinquency trends were consistent with the changes during the comparable period in the prior fiscal year. However, beginning third quarter, declining economic conditions in the Company’s markets began to impact the Company’s sales and credit portfolio performance, including net charge-offs and delinquency trends. The best evidence of the decline occurring during the third quarter of fiscal 2010 was reflected in same store sales, which were down over 15% during each of September (after adjusting for the impact of the hurricanes in the prior year) and October, after being down between four and five percent during the first two quarters of fiscal 2010.

As a result, in the third quarter of fiscal 2010 the Company determined that it was necessary to perform additional analyses, due to the changes in credit portfolio performance as a result of the changing economic conditions, in order to determine if an adjustment to the historical trend was necessary to estimate the appropriate allowance for doubtful accounts. In order to estimate the appropriate adjustment to the historical loss rate, the Company projected net charge-offs by month for the next 12 month period using a projection model based on then current delinquent account balances and expected trends in those balances. Based on that analysis, the Company determined that an increase in the loss rate used to estimate the allowance for doubtful accounts of 50 basis points was necessary for both the Primary and Secondary Portfolios.

During the fourth quarter of fiscal 2010, economic conditions in the Company’s markets declined further and thus, its sales and credit portfolio performance deteriorated further. Based on this information the Company updated its net charge-off projection in order to further adjust the net loss rate assumption used to estimate its allowance for doubtful accounts. As a result, the Company increased the loss rate assumption used to estimate its allowance for doubtful accounts by an additional 10 basis points for both the Primary and Secondary Portfolios. The Company’s net loss projection completed at the end of the fourth quarter of fiscal 2010 estimated that net losses had peaked during the fourth quarter of fiscal 2010 and then during the first quarter of fiscal 2011 would remain relatively consistent with the fourth quarter levels before beginning to decline. Through the first two months of the 2011 fiscal year, economic conditions in the Company’s markets have shown improvement and, in turn, so have sales and credit portfolio trends. In fact, the net loss rate during the February and March period was approximately 40 basis points below the net loss rate projected for those months during the fourth quarter of fiscal 2010. Additionally, the percent of the combined portfolio accounts over 60-days past due declined approximately 120 basis points from January 31, 2010, to March 31, 2010, as compared to a 60 basis point decline during the same period in the prior year. As a result, though the trailing 12-month historical net loss rate has continued to rise, based on the current and projected trends, the Company has held the net loss rate assumption for the determination of the allowance for doubtful accounts as of March 31, 2010, consistent with the levels as of January 31, 2010. Given the improving net charge-off performance expected, the Company estimates that the adjusted loss rate assumption used to estimate the allowance for doubtful accounts will remain below the historical trailing 12-month loss rate, which includes net charge-offs for periods that were higher than the Company expects going forward; as a result, the historical loss rate will be higher than the adjusted loss rate assumption we deem appropriate as long as the higher net charge-off experience is included in the historical loss rate calculation.

May 4, 2010

Given the small adjustment made to the allowance for doubtful accounts in the fourth quarter of fiscal 2010 and the credit portfolio performance subsequent to January 31, 2010, the Company believes that the methodology and assumptions used to estimate the allowance for doubtful accounts as of October 31, 2009, and January 31, 2010, were reasonable and appropriate. Additionally, based on the timing of the changes in the economic conditions in the Company’s markets and its sales and credit portfolio performance, the Company believes the adjustments to its estimated allowance for doubtful accounts were recorded in the appropriate time periods. Relative to the approximately 100 basis point increase in the allowance for doubtful accounts during the fiscal year ended January 31, 2010, the Company separately estimates the allowance for the principal portion of the receivables and the uncollectible interest portion of the receivables. The 100 basis point increase was the result of the combination of a 50 basis point increase in the estimated allowance for the principal portion of the receivables and a 50 basis point increase in the estimated allowance for uncollectible interest. The allowance for the principal portion was discussed in the prior paragraphs. The increase in the estimated allowance for uncollectible interest was due primarily to the fact that the balance of receivables held on balance sheet grew rapidly during the last half of fiscal 2009 and therefore did not include the level of accrued interest that a seasoned portfolio would include. During fiscal 2010, as the portfolio balance seasoned, the Company adjusted the allowance for uncollectible interest to account for this change. All future changes in the loss rate assumption used for the allowance for uncollectible interest are expected to be driven primarily by changes in the underlying principal balance loss rate assumption.

It should also be noted that throughout fiscal 2010, the Company adjusted its credit underwriting guidelines to improve the performance of the credit portfolio, which resulted in the weighted average origination score for the Secondary Portfolio increasing from 533 in fiscal 2009 to 550 in fiscal 2010, while the weighted average origination score for the Primary Portfolio has remained consistent over the past three fiscal years. This further supports the improving overall credit portfolio trends currently being experienced.

******

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Sincerely,

/s/ D. Forrest Brumbaugh
D. Forrest Brumbaugh

DFB:pl
Enclosures

cc:	Anthony Watson, Staff Accountant, Securities and Exchange Commission
Timothy L. Frank, Conn’s, Inc.
Sydney K. Boone, Conn’s, Inc.
Michael J. Poppe, Conn’s, Inc.

APPENDIX

Conn’s, Inc.

ASC 350 Step I Impairment Test Analysis
As of September 30, 2009

Report Date: December 2, 2009

December 2, 2009

Mr. Al Davis	Audit – Tax – Advisory
Controller
Conn’s, Inc.	Grant Thornton LLP
3295 College Street	1717 Main Street, Suite 1500
Beaumont, TX 77701	Dallas, TX 75201

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Re:  Step I Impairment Analysis for Conn’s, Inc.

Dear Mr. Davis:

As requested, we have completed an analysis of the fair value of the equity of Conn’s, Inc. (hereinafter referred to as “Conn’s” or the “Company”) as of September 30, 2009.  It is our understanding that management will use this opinion of fair value for impairment testing purposes in accordance with Topic 350 of the Financial Accounting Standards Board Accounting Standards Codification, Intangibles – Goodwill and Other (“ASC 350”), formerly, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“ASC 350”).  Our analysis, conclusions and calculations are in conformity with the Statement on Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants and are invalid if used for any purpose or any valuation date other than that stated here.  We have not provided specific valuations for any real estate or fixed assets.

For purposes of this impairment testing and in accordance with ASC Section 820-10-20, formerly paragraph 5 of SFAS 157, Fair Value Measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our investigation included an analysis of the available information, including historical financial statements, prospective financial information, indications of the potential market value of Conn’s, discussions with management concerning the history and nature of the business, and a study of the economic status and prospects of the business.

Based upon the information, financial data, and management representations, as well as the analyses performed, summarized and discussed in the attached report, it is our opinion that the equity fair value of Conn’s as of September 30, 2009, is as shown in the following table:

	EQUITY FAIR VALUE	EQUITY CARRYING VALUE1	INDICATION OF IMPAIRMENT
Conn’s, Inc.	$ 266,000,000	$352,113,000	YES

The conclusions and opinions expressed in this letter and the attached report are contingent upon the qualifying factors set forth in the Assumptions and Limiting Conditions attached to this completed report.  A copy of the completed valuation report and the working papers from which it was prepared will be retained in our files and will be available for review upon request.

If you have any questions concerning this report and the conclusions it contains, please contact me at 214.283.8195, or Tina Patel, Manager, Valuation Services, at 312.602.9130.

Sincerely,

Todd Patrick
Director, Valuation Services

1 The equity carrying value is shown here purely for informational purposes.  It is beyond the scope of this engagement to conclude on the carrying value of Conn’s.

ASC 350 Step I Impairment Test Analysis

CONN’S, INC.

AS OF

September 30, 2009

Grant Thornton LLP

Advisory Services – Valuation

Nomenclature

NEW TERMS AND CLASSIFICATION SYSTEM FOR FINANCIAL REPORTING2
The Financial Accounting Standards Board Accounting Standards Codification (“ASC”) was released on July 1, 2009 and is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The ASC supersedes FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, as the single source of all authoritative guidance for U.S. generally accepted accounting principles (“GAAP”).  The Codification utilizes a new classification system, which is illustrated in the following sections.

STRUCTURE OF THE CLASSIFICATION SYSTEM
Topics –ASC XXX
Subtopics –ASC XXX-YY
Sections –ASC XXX-YY-ZZ
Paragraph –ASC XXX-YY-ZZ-PP
Subparagraph –ASC XXX-YY-ZZ-PP(a)

CROSS REFERENCE OF OLD AND NEW STANDARDS

Codification Section	Name of Topic	Original Standard
ASC 350	Intangibles – Goodwill and Other	Statement of Financial Accounting Standards No. (“SFAS”) 142
ASC 805	Business Combinations	SFAS 141(R)
ASC 820	Fair Value Measurements and Disclosures	SFAS 157
ASC 820-10-20	Fair Value Definition	Paragraph 5 of SFAS 157
ASC 350-20-35	Subsequent Measurement Sections of Intangibles – Goodwill and Other	• Emerging Issues Task Force (“EITF”) 02-13 • EITF 02-07

2Generally Accepted Accounting Principles Topic 105 of the ASC.

Engagement Overview

PURPOSE OF ENGAGEMENT
At the request of management, we were engaged by Conn’s, Inc. (“Conn’s” or the “Company”), to render an opinion of the fair value of the equity of Conn’s as of September 30, 2009 (the “Valuation Date”), for impairment testing purposes in accordance with Topic 350 of the Financial Accounting Standards Board Accounting Standards Codification, Intangibles – Goodwill and Other (“ASC 350”), formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“ASC 350”).  Our analysis, conclusions and calculations are in conformity with the Statement on Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants and are invalid if used for any purpose or any valuation date other than that stated here.  We have not provided specific valuations for any real estate or fixed assets.

Under ASC 350, the testing for impairment of goodwill is a two-step process.  In the first step of the goodwill impairment test (“Step I”), the fair value of a reporting unit is compared with its carrying amount.  If the fair value of a reporting unit exceeds its carrying amount, there is no indication of impairment and further testing is not required.  If the carrying amount of a reporting unit exceeds its fair value, then a second step of testing is required (“Step II”).  Based on our discussions with Conn’s management, it was concluded that the Company as a whole is the sole reporting unit to be tested.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  In accordance with ASC 350, the fair value of goodwill can be measured only as a residual and cannot be measured directly.  The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined under Topic 805 of the ASC, Business Combinations (“ASC 805”).  That is, an entity shall allocate the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination, and the fair value of the reporting unit was the price paid to acquire the reporting unit.  The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

That allocation process shall be performed only for purposes of testing goodwill for impairment; an entity shall not write up or write down a recognized asset or liability, nor should it recognize a previously unrecognized intangible asset as a result of that allocation process.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, the impairment loss is that excess.  The loss recognized cannot exceed the carrying amount of goodwill.  After a goodwill impairment loss is recognized, the new accounting basis of the goodwill is based on the implied fair value of the goodwill.  Goodwill is not adjusted upward for any subsequent reversal of a previously recognized goodwill impairment loss.

STANDARD OF VALUE
According to ASC Section 820-10-20 the standard of value to be used in the application of purchase accounting rules is fair value.  Fair value is defined as:

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As a basis for considering market participant assumptions in fair value measurements, Topic 820 of the ASC, Fair Value Measurements and Disclosures (“ASC 820”) establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

Pursuant to ASC Paragraph 820-10-35-37, “To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy.  The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.”

ASC Paragraph 820-20-35-40 defines Level 1 inputs as “quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.”  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.  A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available, except as discussed in paragraphs 42 and 43 of ASC Section 820-20-35.

ASC Paragraph 820-20-35-47 defines Level 2 inputs as “inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.”  If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets.

b.
Quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers (for example, some brokered markets), or in which little information is released publicly (for example, a principal-to-principal market).

c.
Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).”

Finally, ASC Paragraph 820-20-35-48 defines Level 3 inputs as “unobservable inputs for the asset or liability”.  Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability.  Therefore, unobservable inputs shall reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).  Unobservable inputs shall be developed based on the best information available in the circumstances, which might include the reporting entity’s own data.  In developing unobservable inputs, the reporting entity need not undertake all possible efforts to obtain information about market participant assumptions.  However, the reporting entity shall not ignore information about market participant assumptions that is reasonably available without undue cost and effort.  Therefore, the reporting entity’s own data used to develop unobservable inputs shall be adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

OTHER DEFINITIONS
In addition to the definition of fair value noted above, there are several other definitions pertinent to our analysis.  These are:

Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed.  The amount recognized as goodwill includes acquired intangible assets that do not meet the criteria ASC 805 for recognition of an asset apart from Goodwill.

Intangible assets are defined as assets (not including financial assets) that lack physical substance.  (The term ‘intangible assets’ is used under ASC 350 to refer to intangible assets other than goodwill.)

Operating segment is defined as a component of a public entity that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity); (b) whose operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available.  An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.

Reporting unit is the level of reporting at which goodwill is tested for impairment.  It is defined as an operating segment or one level below an operating segment (also known as a component).

Residual value is the estimated fair value of an intangible asset at the end of its useful life to an entity, less any disposal costs.

Useful life is the period over which an asset is expected to contribute directly or indirectly to future cash flows.

SCOPE OF WORK
The scope of the work performed for this analysis included the following:

1
Financial analysis of Conn’s historical performance, utilizing historical financial statements for the periods ended January 31, 2005 through January 31, 2009, and trailing twelve months (“TTM”) financial statements ended September 30, 2009, as well as other pertinent financial documentation relating to operations;

2	Analysis of the financial and market performance of publicly-traded companies engaged in the same or a similar line of business;

3
Testing and analysis of the reporting unit’s forecasted future operating performance to ascertain the reasonableness of the prospective financial information, particularly in light of what a market participant would anticipate;

4	Discussions with management regarding the business operations, competitive environment, financial forecasts and outlook for the Company;

5	Examination and analysis of other information deemed relevant to this valuation report and its underlying purpose;

6	Financial modeling and analysis; and

7	Independent research and analysis concerning the economic environment and industry segment in which the Company operates.

As a basis for our valuation, we relied on various financial sources, including the CapitalIQ database from Standard & Poor’s, Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2009, and other published financial and economic data mentioned in this report.

ACCOUNTING PRONOUNCEMENTS CONSIDERED
Our analysis included consideration of the appropriate accounting pronouncements, including:

•	Authoritative Guidance

o	Topic 350 of ASC, Intangibles – Goodwill and Other

o	ASC Section 350-20-35, Intangibles – Goodwill and Other – Goodwill – Subsequent Measurement

o	ASC Section 350-30-35, Intangibles – Goodwill and Other – Intangibles other than Goodwill – Subsequent Measurement

o	Topic 805 of ASC, Business Combinations

o	Topic 730 of ASC, Research and Development

o	Topic 820 of the ASC, Fair Value Measurements and Disclosures

•	Related Guidance

o	Statement of Financial Accounting Concepts No. 7 (“CON 7”), Using Cash Flow Information and Present Value in Accounting Measurements

o	FASB Interpretation No. 4 (“FIN 4”), Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method

o	FIN 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed

o	Statement of Position 98-1, Accounting for the Costs of Computer Software Developed and Obtained for Internal Use

Business Overview3

DESCRIPTION OF THE COMPANY
Conn’s, Inc. (NASDAQ: CONN) is a specialty retailer of home appliances and consumer electronics.  The Company sells home appliances including refrigerators, freezers, washers, dryers, dishwashers and ranges, and a variety of consumer electronics including LCD, plasma and DLP televisions, camcorders, digital cameras, computers and computer accessories, Blu-ray and DVD players, video game equipment, portable audio, MP3 players, GPS devices and home theater products.  Conn’s also sells home office equipment, lawn and garden equipment, mattresses and furniture, and continues to introduce additional product categories for the home and for consumer entertainment to help increase same store sales and to respond to customers’ product needs.  The Company offers over 3,500 product items, or SKUs, at “good-better-best” price points.  Based on revenue in 2007, as reported in “Twice – This Week in Consumer Electronics”, Conn’s was the ninth largest retailer of home appliances and the 41st largest retailer of consumer electronics in the United States.

Conn’s began as a small plumbing and heating business in 1890.  Conn’s began selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas and has since grown to 75 stores in Texas, Louisiana and Oklahoma.  Conn’s believes that its customer-focused business strategies make the company an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers.  The Company strives to create a competitive advantage by providing the following elements to its customers:

•	a high level of customer service;

•	highly trained and knowledgeable sales personnel;

•	a broad range of competitively priced, customer-driven, brand name products;

•	flexible financing alternatives through proprietary credit programs;

•	next day delivery capabilities; and

•	outstanding product repair service.

REPORTING UNIT
According to management, all of Conn’s product lines have been grouped into one reporting unit for financial reporting purposes.

3Conn’s, Inc. 10-K filing for January 31, 2009.

FACILITIES
Approximately 79 percent of Conn’s stores are located in strip shopping centers and regional malls, with the balance being stand-alone buildings in “power centers” of big box consumer retail stores.  Conn’s leases 70 of the 75 current store locations, with an average monthly rent of $20,900.  The Company has updated many of its stores in the last three years and expects to continue to update stores as needed to address each store’s specific needs.  All of the updated stores, as well as the new stores, include modern interior selling spaces featuring attractive signage and display areas specifically designed for each major product type.  The prototype store for future expansion has from 20,000 to 25,000 square feet of retail selling space, which approximates the average size of existing stores, and a rear storage area of between 5,000 and 7,000 square feet.  The investment to update stores has averaged approximately $96,800 per store over the past three years, and as a result of the updating, management expects to increase same store sales at those stores.  Over the last three years, the Company has invested approximately $5.4 million in updating, refurbishing or relocating existing stores.  Conn’s has recently updated 13 stores and has 17 stores in the process of being updated, with plans to spend an average of approximately $250,000 per store.

The stores are typically located adjacent to freeways or major travel arteries and in the vicinity of major retail shopping areas.  Management prefers to locate stores in areas where the prominent storefront will be the anchor of the shopping center or readily visible from major thoroughfares.  Conn’s also attempts to locate stores in the vicinity of major home appliance and electronics superstores.  The Company has typically entered major metropolitan markets where it can potentially support at least 10 to 12 stores, which allows Conn’s to optimize advertising and distribution costs.  Conn’s has and may continue to elect to experiment with opening lower numbers of new stores in smaller communities where customer demand for products and services outweighs any extra cost.  Other factors considered when evaluating potential markets include distance from distribution centers, existing store locations and the store locations of competitors and population, demographics and the growth potential of the market.

PRODUCTS
Conn’s product offerings include the following:

Category	Products	Selected Brands
Home appliances	Refrigerators, freezers, washers, dryers, ranges, dishwashers, built-ins, air conditioners and vacuum cleaners	General Electric, Frigidaire, Whirlpool, Maytag, LG, KitchenAid, Sharp, Friedrich, Roper, Hoover and Eureka
Consumer electronics	LCD, plasma, and DLP televisions, and home theater systems	Sony, Samsung, Mitsubishi, LG, Toshiba, Yamaha and Bose
Track	Computers, computer peripherals, camcorders, digital cameras, DVD players, audio components, compact disc players, GPS devices, video game equipment, speakers and portable electronics	Hewlett Packard, Compaq, Sony, Canon, Garmin, Nintendo, Microsoft and Yamaha
Other	Lawn and garden, furniture and mattresses	Poulan, Husqvarna, Toro, Weedeater, Ashley, Broyhill, Lane, Franklin, Spring Air, Simmons and Serta

SUPPLIERS
Conn’s purchases products from over 150 manufacturers and distributors.  The Company enters into agreements with these manufacturers and distributors, which typically cover a one or two year time period, are renewable at the option of the parties, and terminable upon 30 days written notice by either party.  Similar to other specialty retailers, Conn’s purchases a significant portion of total inventory from a limited number of vendors.  During fiscal 2009, 56.9 percent of total inventory purchases were from five vendors, including 19.3 percent, 11.5 percent and 9.9 percent of total inventory purchases from Samsung, Whirlpool and Sony, respectively.

CUSTOMERS
Conn’s does not have a significant concentration of sales with any individual customer and therefore the loss of any one customer would not have a material impact on the business.  No single customer accounts for more than 10 percent of total revenues, and no single customer accounted for more than $500,000 (less than 0.1 percent) of total revenue of $890.8 million during the year ended January 31, 2009.

COMPETITION
Conn’s competitors include national mass merchants such as Sears and Wal-Mart, specialized national retailers such as Best Buy, home improvement stores such as Lowe’s and Home Depot, and locally-owned regional or independent retail specialty stores.  The availability and convenience of the Internet is increasing as a competitive factor in the retail industry.

FINANCE OPERATIONS
Conn’s derives the majority of its revenues from product and service maintenance agreement sales.  However, unlike many of its competitors, Conn’s provides in-house credit options for its customers.  In the last three years, Conn’s has financed, on average, approximately 61 percent of its retail sales through these programs.  In turn, Conn’s finances substantially all of its customer receivables from these credit options through a revolving credit facility and an asset-backed securitization facility.  As part of the asset-backed securitization facility, Conn’s has created a qualifying special purpose entity (“QSPE”) to purchase customer receivables from Conn’s and to issue medium-term and variable funding notes secured by the receivables to finance its acquisition of the receivables.  Conn’s transfers eligible receivables, consisting of retail installment and revolving account receivables extended to customers, to the QSPE in exchange for cash and subordinated securities.  Customer receivables funded by the revolving credit facility are retained on the Company’s consolidated balance sheet.

FINANCIAL STATEMENT ANALYSIS
An important step in the valuation of any company is an analysis of its performance over time.  An historical analysis can provide insight into future growth potential, as well as place current performance in context.  Accordingly, an analysis of Conn’s historical pro forma results for the years ended January 31, 2005 through January 31, 2009, and for the trailing twelve months (“TTM”) ended September 30, 2009 is presented, and followed by an analysis of Conn’s financial projections for the four months ending January 31, 2010, and for the years ending January 31, 2011 to 2014 (see Schedule 10).

Balance Sheet
A summary of Conn’s audited, consolidated, balance sheet for the fiscal years ended January 31, 2005 through 2009, and the unaudited, consolidated balance sheet as of September 30, 2009 is presented in Schedule 9.

As of September 30, 2009, total assets of $600,801,000 consisted primarily of current assets of $523,000,000, an increase of 31.6 percent from the January 31, 2009 current assets balance of $397,602,000.  The increase in current assets resulted primarily from an increase in accounts receivable from $94,003,000 as of January 31, 2009 to $247,298,000 as of September 30, 2009.  The significant increase in accounts receivable is due to the execution of a $210,000,000 revolving credit facility on August 14, 2008 that provides funding based on a borrowing base calculation that includes accounts receivable and inventory.  As a result of this, a larger portion of the accounts receivable that Conn’s generates will be retained and not sold to the QSPE, and as such will be included in the consolidated balance sheet.  Both current and long-term accounts receivable have grown by 274.4 percent from January 31, 2008 to January 31, 2009, and by 83.9 percent from January 31, 2009 to September 31, 2010.

Total liabilities of $248,689,000 as of September 30, 2009 consisted primarily of accounts payable, accruals and long-term debt.  Long-term debt has grown considerably from a negligible amount as of January 31, 2008, to $62,912,000 as of January 31, 2009, and to $149,333,000 as of September 30, 2009.  This is primarily due to the execution of the revolving credit facility described above.

Shareholders’ equity has grown steadily from $304,418,000 as of January 31, 2008, to $334,150,000 as of January 31, 2009, and to $352,113,000 as of September 30, 2009.  The growth in shareholders’ equity is attributable to the growth in retained earnings over the historic period.

Income Statement
A summary of Conn’s audited, consolidated, income statements for the fiscal years ended January 31, 2005 through 2009, and the unaudited, consolidated income statement for the TTM ended September 30, 2009 is presented in Schedule 10.

Net revenue increased from $824,128,000 in 2008, to $890,750,000 in 2009, to $902,910,000 for the TTM ended September 30, 2009.  Much of the growth in net revenue is attributable to Conn’s position in the market and ability to expand the number of stores it operates, especially after the bankruptcy of Circuit City in late 2008.  In 2009, Conn’s opened seven new stores and relocated three stores.

Cost of goods sold has increased from an amount of $517,166,000 in 2008, to $590,061,000 in 2009, to $603,094,000 for the TTM ending September 30, 2009.  Increases in cost of goods sold have resulted not only from increased revenues, but also from price pressures from manufacturers.  Profit margins have declined from 37.2 percent in 2008, to 33.8 percent for 2009, and 33.2 percent for the TTM September 30, 2009.  Profit margins became increasingly constricted following the collapse of Circuit City as stores competed for lower pricing and consumers attained higher purchasing power.

Total operating expenses, which consist of selling and marketing, general and administrative, provisions for bad debt, and depreciation expenses, have increased from $247,225,000 in 2008, to 258,086,000 in 2009, to $264,764,000 for the TTM ending September 30, 2009.  The operating expenses increase has been in line with revenue growth and new store openings.

Operating income (also known as “earnings before interest and taxes” or “EBIT”) decreased from $59,737,000, or 7.2 percent of net revenue, in 2008, to $35,052,000, or 3.9 percent of net revenue, for the TTM ended September 30, 2009, caused by the price pressures described above.

Forecast Prepared By Management
Management’s long-term forecast for Conn’s for the fiscal years ending January 31, 2010 through January 31, 2014 is shown on Schedule 10.

Management’s forecast assumes that revenue will decrease in 2010 by 2.4 percent, before growing by 4.1 percent in 2011, 4.2 percent in 2012, 6.3 percent growth in 2013, and 6.6 percent growth in 2014.  The growth impetus results primarily from an economic recovery towards the end of calendar year 2010, which is expected to improve same store sales and to provide capital for new store expansion.  The Company expects to increase store count by approximately 4 percent each year, and will continue to update a portion of existing stores each year.

Forecast gross margin, as a percentage of net revenue, is expected to gradually increase from 34.8 percent in 2010, to 37.0 percent in 2014.  The expectation of a 37.0 percent margin in 2014 reflects a return to historic margin levels made possible by an economic recovery as well as by more preferable product pricing.

Operating expenses are expected to increase from $271,620,000 in 2010 (31.2 percent of sales), to 322,916,000 in 2014 (30.2 percent of sales).  This reflects the need to support new store openings, as well as an expectation of an increased bad debt provision, which is congruent to increasing revenues and accounts receivable.  The forecast EBIT margin is expected to improve over the forecast period from 3.6 percent in 2010 to 6.8 percent in 2014, demonstrating a return to historic EBIT margins.

The Company’s forecast appears consistent with management’s assessment of market opportunities, in the form of improving economic conditions, the ability to expand the amount of stores, and a continued focus on cost management.

Economic and Industry Outlook

When valuing an ownership interest in a company, the trends and conditions prevalent in the economy and the company’s industry, and their influence on investment decisions, must be considered.  Individual economic factors may or may not affect a particular company directly, but the condition of the overall economy sets the climate in which investment decisions are made.  Accordingly, the following analysis includes a review of general economic conditions in the United States and a brief overview of the consumer electronics stores industry.

U.S. ECONOMIC OVERVIEW & OUTLOOK4
According to advance estimates released by the Department of Commerce’s Bureau of Economic Analysis, Real Gross Domestic Product (“GDP”), the output of goods and services produced by labor and property located in the United States, increased at an annualized rate of 3.5 percent during the third quarter of 2009.  This represents the first increase in annualized quarterly GDP since the second quarter of 2008 and follows a revised decrease of 0.7 percent during the second quarter of 2009.  The increase in real GDP during the third quarter is attributed to increases in personal consumption expenditures, exports, private inventory investment, federal government spending, and residential fixed investment.  These factors were partially offset by increased imports, a subtraction in the calculation of GDP.  The upward revision in the second quarter to a 0.7 percent decline from the original advance estimate of a 1.0 percent decline was primarily the result of an upward revision to nonresidential fixed investment.

The 3.5 percent growth in the third quarter of 2009 was generally better than economists’ expectations in the weeks prior to the release and was considerably better than the negative annualized growth rates in the preceding four quarters, which marked the first time since 1975 that the U.S. economy has contracted for more than two consecutive quarters.  The first quarter 2008 decline in real GDP marked the first negative growth rate since the 2001 recession.

The economy deteriorated considerably during the fourth quarter of 2008 and continued to display declining performance during the first half of 2009 as crisis engulfed the financial sector causing significant damage to depository and non-depository financial institutions.  As a result of the crisis, lending activities and market liquidity became constrained, intensifying a downward spiral in the broader economy as businesses struggled to obtain the capital necessary for operations and investment while consumers controlled spending in response to high unemployment and unfavorable conditions in the housing market.

4National Economic Review – Third Quarter 2009, a publication of Mercer Capital (used with permission).

In late November 2008, the Business Cycle Dating Committee of the National Bureau of Economic Research (“NBER”) determined that economic activity in the U.S. had peaked in December of 2007 and that the economy had then entered a state of recession.  Although the NBER typically does not announce the end of a recession for up to a year, the strength of the latest GDP results suggests the recession may be over.  The following table provides perspective concerning NBER business cycles from the Great Depression to the present.  The prevailing recession is the longest of 13 recessionary periods subsequent to the Great Depression.

NBER Business Cycle Reference Dates (1929 - Present)
Month & Year of Economic		Duration in Months of
Peak	Trough	Contraction	Prior Expansion
August 1929	March 1933	43	21
May 1937	June 1938	13	50
February 1945	October 1945	8	80
November 1948	October 1949	11	37
July 1953	May 1954	10	45
August 1957	April 1958	8	39
April 1960	February 1961	10	24
December 1969	November 1970	11	106
November 1973	March 1975	16	36
January 1980	July 1980	6	58
July 1981	November 1982	16	12
July 1990	March 1991	8	92
March 2001	November 2001	8	120
December 2007			73

According to a monthly survey of over 50 forecasters polled by The Wall Street Journal, GDP is expected to increase at an annualized rate of 2.5 percent for the fourth quarter of 2009 and increase 2.6 percent during the first quarter of 2010.  Although growth in GDP in the third quarter showed strong demand across all sectors, a significant portion of the growth reflects government stimulus efforts, particularly in the auto and housing sectors.  Residential fixed investment was up 23.4 percent in the third quarter, the first increase since the fourth quarter of 2005.  The first-time home buyer credits which boosted housing sales are set to expire in December 2009, although the program may be extended into the spring of 2010.  GDP growth is generally expected to slow over the next several quarters as government stimulus efforts taper off.

The Conference Board (“TCB”) reported that the Composite Index of Leading Economic Indicators (“LEI”), the government’s primary forecasting gauge, increased 1.0 percent in September to 103.5 after increases of 1.0 percent in July and 0.4 percent in August (all figures recently revised).  The index attempts to gauge economic activity six to nine months in advance.  Multiple consecutive moves in the same direction are said to be indicative of the general direction of the economy.  The increases in the LEI in the second and third quarters were the first consecutive quarterly increases posted since early 2006.

Eight of the LEI’s ten leading economic indicators rose during September.  The positive contributors to the LEI (largest to smallest) included interest rate spread, the index of consumer expectations, average weekly initial claims for unemployment insurance, stock prices, real money supply, vendor performance, manufacturers’ new orders for nondefense capital goods, and manufacturers’ new orders for consumer goods and materials.  The negative contributors were average weekly manufacturing hours and building permits.  During the six-month span through September 2009, the leading index increased by 5.7 percent, better than the 2.7 percent increase in the six months measured through March.  In September, the Coincident Index remained unchanged from August, while the Lagging Index decreased 0.3 percent.  Taken collectively, the recent behavior of the indices suggests that the recession is reaching an end and economic conditions will continue to improve in the near term.

Responding to the collapse of numerous financial institutions in late 2008, U.S. Treasury and Federal Reserve officials prompted President Bush’s administration and Congress to act immediately to pass the Emergency Economic Stabilization Act of 2008.  The measure established the Troubled Asset Relief Program (“TARP”) and authorized the U.S. Secretary of the Treasury to spend up to $700 billion to purchase distressed assets from banks and other financial institutions.  These troubled assets consisted primarily of mortgages and related derivative securities (referred to as collateralized debt obligations or mortgage-backed securities) which became non-performing and/or illiquid in secondary markets resulting in a system-wide collapse of confidence.  The TARP was intended to restore a measure of confidence by relieving financial institutions from critical exposures that constrained their ability and willingness to lend capital in markets critical to the functioning of everyday business in the economy.  The measure, first introduced in mid-September of 2008, was ultimately passed and enacted in early October after significant deliberation.

The initial funding authorization of the TARP was $350 billion and was released upon passage of the measure on October 3, 2008.  In response to developments and conflicting opinions regarding the employment of TARP funds, the financial rescue plan was changed from the original strategy of asset purchases to one of direct capital infusions into large financial institutions through the Capital Purchase Program (“CPP”).  Ultimately, amid mounting pressure to open the TARP to key industries such as the automotive sector, President Bush used executive authority to declare that TARP funds could be used for any purpose deemed necessary to mitigate further damage to the financial system.

Additional factors affecting the economy in the latter part of 2008 included the strengthening of the U.S. dollar against many world currencies and a rapid decline in crude oil and fuel prices.  Both of these circumstances are highly correlated to evolving financial and economic conditions.  The dollar’s consistent decline over the past many years began to reverse course in early 2008 as world capital sought the relative safety and liquidity of U.S. Treasuries and other dollar-based securities in response to growing economic turmoil.  Correspondingly, U.S. exports, after having enjoyed several years of renewed attraction and representing one of few bright spots in the overall economy, declined.  Oil prices declined precipitously from mid-year peaks of $150 per barrel to less than $50 per barrel by year end.  The expected new paradigm of world oil demand proved subservient to the downward price pressure brought on by rapidly deteriorating economic conditions in the U.S. and other markets.  As the global economy began to find renewed stability in 2009, fuel prices rose and the dollar began to depreciate relative to major foreign currencies.  Exports also improved, led by demand from emerging economies.

The 2008 election cycle culminated with the election of Barack Obama on November 4, 2008.  Inaugurated January 20, 2009, President Obama began planning for immediate actions to provide additional economic stimulus as soon as possible and to determine a deployment strategy for the balance of the TARP funds.  On February 17, 2009, the American Recovery and Reinvestment Act of 2009 was enacted into law.  The Act provides almost $790 billion in funding for a broad array of programs including $288 billion in corporate and individual tax cuts, $144 billion in state and local fiscal support, and $357 billion for social support and investment spending.  Included in these amounts are funds for education and training ($53 billion), healthcare ($59 billion), energy ($43 billion), infrastructure and research ($111 billion), and various welfare programs ($81 billion).  The total package is expected to be deployed over the next several fiscal years with $202 billion in 2009, $353 billion in 2010, and $232 billion in 2011 and beyond.

Within weeks of the enactment of the stimulus package, the Obama administration introduced its budget proposal for the fiscal year beginning October 2009.  The budget was approved on April 29, 2009, largely preserving the priorities of the initial budget proposal.  The 2010 fiscal budget calls for $3.59 trillion in spending, resulting in an estimated deficit of $1.3 trillion which compares to deficits of $459 billion in 2008 and $1.6 trillion in 2009.  The 2010 budget request represents the largest in U.S. history as well as the second largest annual deficit behind 2009.  Government spending is estimated at approximately 24 percent of GDP with the projected deficit representing 8.5 percent of GDP, the second highest post World War II level behind 2009.  The budget provisions include investments in energy, education, and health care as well as middle-class tax cuts.  The five-year budget is expected to reduce the deficit by half by 2012 and by two thirds by 2014.  As with the stimulus plan, political support for the budget is largely along political lines.

Consumer Spending and Inflation
According to the Bureau of Labor Statistics, the Consumer Price Index (“CPI”) increased 0.1 percent to 216.0 in September (CPI-U all urban consumers, 1982-1984 = 100, before seasonal adjustment).  The seasonally adjusted annual rate (“SAAR”) of inflation for the third quarter of 2009 was 2.5 percent, compared to a decrease of 12.4 percent in the fourth quarter of 2008 and increases of 2.2 percent and 3.3 percent, respectively, for the first and second quarters of 2009.  During fiscal 2008 inflation rose 0.1 percent, compared to a 2.5 percent rise in 2006 and a 4.1 percent rise in 2007.  The index for energy rose 0.6 percent in September, following an increase of 4.6 percent in August and a 0.4 percent decline in July.  The energy index decreased 21.3 percent in the full fiscal year 2008, compared to an increase of 17.4 percent in 2007 and a much smaller increase of 2.9 percent in 2006.

The core rate of inflation, which excludes food and energy, rose at a 1.3 percent (SAAR) rate during the third quarter of 2009 following increases of 0.2 percent, 2.2 percent, and 2.4 percent for the fourth quarter of 2008 and the first and second quarters of 2009, respectively.  In fiscal 2008, the core rate of inflation advanced 1.8 percent, compared to a 2.4 percent increase in 2007 and a 2.6 percent increase in 2006.

The Producer Price Index (“PPI”), which is generally recognized as predictive of near-term consumer inflation, fell 0.6 percent in September (PPI for finished goods, seasonally adjusted), after an increase of 1.7 percent in August and a 0.9 percent decline July.  On an unadjusted basis, the PPI in September was down 4.8 percent from a year prior, the tenth consecutive month in which the PPI was down from the prior year.  The PPI declined 0.9 percent during 2008.  More than 90 percent of the September decline in the PPI for all finished goods can be attributed to lower energy prices.  However, after adjustment for seasonal considerations, the core PPI for finished goods (excluding food and energy) fell 0.1 percent in September, following a 0.2 percent increase in August and a 0.1 percent decrease in July.

According to the Census Bureau of the Commerce Department, the advance estimates in percentage change in retail and food service sales (adjusted for seasonal, holiday, and trading-day differences) for September 2009 were down 1.5 percent from the previous month and 5.7 percent below September 2008.  A large portion of this year-over-year decrease came from retail trade, gasoline stations, and building material and garden equipment and supplies dealers, (down 6.4 percent, 25.3 percent, and 13.0 percent, respectively, from 2008 measures).

Personal consumption spending represents approximately two-thirds of total economic activity and is a primary component of overall economic growth.  Real personal consumption spending increased 3.4 percent in the third quarter of 2009, compared to a decrease of 0.9 percent in the second quarter.  Personal consumption spending decreased 0.2 percent in 2008, the first decline since 1980.  Although personal consumption exhibited strong growth in the third quarter, personal income was down 0.5 percent (on a current dollar basis), and consumption spending may suffer in future quarters if the job market remains weak.

According to the Bureau of Economic Analysis, durable goods purchases were up 22.3 percent in the third quarter of 2009, after an increase of 3.9 percent in the first quarter of 2009 and a 5.6 percent decrease in the second quarter.  Durable goods purchases were down 4.5 percent for all of 2008.  The increase in durable goods purchases in the third quarter of 2009 largely reflects the federal government’s “cash for clunkers” program to stimulate auto sales; however, after strong car sales in July and August, car sales dropped in September upon expiration of the “cash for clunkers” program.

Business and Manufacturing Productivity
Productivity is recognized as a primary driver of improved living standards and an important element in mitigating inflation.  According to the Bureau of Labor Statistics the seasonally adjusted annual rate of non-farm business productivity, as measured by the hourly output of all persons, increased 9.5 percent in the third quarter following a revised 6.9 percent increase during the second quarter of 2009.  Third quarter productivity reflected the net effect of a 4.0 percent decline in output and a 5.0 percent decline in hours worked.  The productivity increase is the largest since the third quarter of 2003.  Since the third quarter of 2008, productivity has risen 4.3 percent, reflecting a 3.5 percent decline in output and a 7.5 percent decline in hours worked, the largest year-over-year decline in the history of the series, which dates back to 1948.

Productivity rose 9.8 percent (all figures seasonally adjusted and annualized) for the entire business sector.  The business sector productivity increase was the result of a 4.1 percent increase in output coupled with a 5.1 percent decrease in hours worked.  Manufacturing productivity, generally more volatile in its quarterly measures, increased 13.6 percent during the quarter as output increased 7.7 percent and hours decreased 5.2 percent.  The manufacturing measures represent the largest improvement in the history of the quarterly series, which was started in 1987.

Industrial Production and Capacity Utilization
According to the Federal Reserve, industrial production grew 0.7 percent in September, after increasing 0.9 percent in July and 1.2 percent in August (all figures recently revised).  Third quarter 2009 production increased at an annual rate of 5.2 percent, following revised declines of 19.0 percent and 10.3 percent during the first and second quarters, respectively.  The production advance represents the first quarterly gain since the first quarter of 2008 and the largest increase since the first quarter of 2005.  Manufacturing production rose 0.9 percent in September after increasing 1.2 percent in each of July and August.  Manufacturing production is currently 7.7 percent lower than that measured at September 2008.

Capacity utilization rose in September to 70.5 percent from 69.9 percent in August, measuring 69.8 percent for the third quarter.  During the second quarter, capacity utilization measured 68.7 percent.  Capacity utilization remains below the historical average level of 80.9 percent from 1972 through 2008.  The increase in capacity utilization in the third quarter is emblematic of businesses bringing inventory into better alignment with sales as consumer sentiment improves.  High rates of capacity utilization (generally above 80 percent) can be a predictor of higher inflation as incremental output becomes more difficult to achieve without higher wages and capital investment.  The current low measure of capacity utilization suggests that business investment for infrastructure will not likely be a significant component of economic improvement in the foreseeable future.

The Financial Markets
Stock markets were up in the third quarter, following gains in the second quarter after declines throughout 2008 and the first quarter of 2009.  The Dow closed the third quarter at 9712.28, up 15.0 percent for the quarter.  The Dow was down 33.8 percent for all of 2008 and fell 13.3 percent in the first quarter of 2009 but rose 11.0 percent in the second quarter.  The S&P 500 Index rose 15.0 percent during the quarter to close at 1057.08, following a 15.2 percent gain in the second quarter and an 11.7 percent decline in the first quarter.  For all of 2008 the S&P 500 was down 38.5 percent.  The NASDAQ Composite Index rose 15.7 percent during the third quarter to close at 2122.42, following a 16.4 percent gain in the first half of the year.  The NASDAQ was down 40.5 percent for all of 2008.  The broad market Wilshire 5000 Index closed at 10911.70, up 15.8 percent for the quarter.  The Wilshire 5000 is up 20.1 percent from year-end 2008 and was down 38.7 percent for all of 2008.  The stock market decline of 2008 was the worst in the post-depression era.

The monthly average yields-to-maturity on the 20-year Treasury bond during the third quarter of 2009 were 4.38 percent, 4.33 percent, and 4.14 percent, respectively, for July, August, and September.  After decreasing steadily during the fourth quarter of 2008, long-term rates rose during the first half of 2009, before falling modestly in the third quarter.  Bond prices are negatively correlated with their respective yields, which can shift abruptly due to investor reactions to major variances in reported economic data versus market expectations (i.e., expected inflation, growth, monetary policy and other Fed action, etc.).  Economists indicate that the near-term view of the stock market is positive, noting improvements in market functioning and pricing.

Housing Starts and Building Permits
Home building is generally representative of overall economic activity because new home construction stimulates a broad range of industrial, commercial, and consumer spending and investment.  According to the U.S. Commerce Department’s Bureau of the Census, new privately owned housing starts were at a seasonally adjusted annualized rate of 590 thousand units in September, 0.5 percent above the revised August estimate, but 28.2 percent below the revised September 2008 level.  Single-family housing starts were 501 thousand in September, which is 3.9 percent higher than the revised August estimate.  An estimated 905.5 thousand privately owned housing units were started in 2008, 33.2 percent below the 2007 figure of 1.355 million.

The seasonally adjusted annual rate of private housing units authorized by building permits (considered the best indicator of future housing starts) was 573 thousand units in September, 1.2 percent below the revised August rate of 580 thousand units.  Building permits were approximately 28.9 percent below the revised September 2008 level.

The housing market has fallen sharply from its highs in 2005 and 2006.  As mortgage rates rose, underlying demand and speculative investment fell and home sales declined.  Housing activity began declining in early 2006, and during 2007 the situation worsened as a crisis in the sub-prime mortgage industry spread to the overall mortgage industry.

The third quarter data show that a gradual recovery in the housing sector may be underway.  Single-family housing starts have grown modestly, and sales of existing homes have accelerated.  Home prices have begun to stabilize and inventories of new homes have fallen from highs earlier in 2009.  Housing demand has been boosted by low interest rates, the low level of home prices, and the first-time homebuyer tax credit.  However, continued improvement in the housing sector may be constrained by the expiration of first-time homebuyer credits, ongoing tight credit, and the end of the Federal Reserve’s mortgage-backed security purchase program.

Unemployment
According to the Labor Department’s Bureau of Labor Statistics (“BLS”), the unemployment rate increased to 9.8 percent in September, relatively unchanged from the August level of 9.7 percent and consistent with economists’ expectations.  Unemployment rates have increased steadily throughout 2008 and into 2009.  The September 2009 unemployment rate represented the highest level since 1983.  The unemployment level is expected to trend upward throughout 2009.

Payrolls declined by 263,000 jobs in September.  This followed revised losses of 304,000 jobs in July and 201,000 jobs in August.  The September decline was worse than economists’ expectations.  November and December 2008 marked the first time in the 70-year history of the Employment Situation Report in which the economy lost more than 500 thousand jobs in consecutive months.  For 2008, a total of 3.1 million jobs were lost, representing the highest annual job losses since the end of World War II in 1945.  Since December 2007 when the recession began, 7.2 million jobs have been lost.  Population growth currently adds approximately 150,000 individuals to the work force per month, indicating that payroll ranks have lagged population growth.  Manufacturing payrolls declined by 51,000 in September following a 66,000 decrease in August.  Economists surveyed by The Wall Street Journal anticipate payroll gains of 17,000 a month over the next year.

Interest Rates
The Federal Reserve’s Open Market Committee (“FOMC”) lowered its target for the federal funds rate to a range of 0 percent to 0.25 percent during the fourth quarter of 2008, representing a total rate cut of 175 to 200 basis points during the quarter.  Target rates were held steady during the first half of 2009 and remained unchanged in the third quarter at two scheduled meetings.  The staff forecast prepared for the September meeting indicated that economic activity began to improve during the third quarter.  The housing market began to show signs of improvement.  Business inventories continued to decline, although inventories remained elevated relative to sales.  Early indications of output were up, reflecting stronger demand.  However, consumer spending was still constrained by tight credit, and the weak labor market dampened household income.  Unemployment continued to rise, but the pace of job losses and the reduction in hours slowed.  U.S. exports improved as the outlook for foreign economies strengthened, but the increase in exports was more than offset by increases in imports.  The Committee notes that inflation is expected to remain subdued and should remain so during the foreseeable future.  The FOMC anticipates GDP to rise somewhat more rapidly than potential output in the end of 2009 and expects GDP growth to continue to strengthen in 2010.

The following was excerpted from the Fed’s September 23rd press release:

Information received since the Federal Open Market Committee met in August suggests that economic activity has picked up following its severe downturn.  Conditions in financial markets have improved further, and activity in the housing sector has increased.  Household spending seems to be stabilizing, but remains constrained by ongoing job losses, sluggish income growth, lower housing wealth, and tight credit.  Businesses are still cutting back on fixed investment and staffing, though at a slower pace; they continue to make progress in bringing inventory stocks into better alignment with sales.  Although economic activity is likely to remain weak for a time, the Committee anticipates that policy actions to stabilize financial markets and institutions, fiscal and monetary stimulus, and market forces will support a strengthening of economic growth and a gradual return to higher levels of resource utilization in a context of price stability.

With substantial resource slack likely to continue to dampen cost pressures and with longer-term inflation expectations stable, the Committee expects that inflation will remain subdued for some time.

In these circumstances, the Federal Reserve will continue to employ a wide range of tools to promote economic recovery and to preserve price stability.  The Committee will maintain the target range for the federal funds rate at 0 to ¼ percent and continues to anticipate that economic conditions are likely to warrant exceptionally low levels of the federal funds rate for an extended period.…

Summary and Outlook
Economic measures from the third quarter of 2009 suggest that the recession that began in December 2007 may be ending.  GDP measures improved as demand strengthened across all sectors, and GDP is expected to continue to improve throughout the end of 2009 and 2010.  Consumer spending showed particularly strong improvement, although tight credit and the end of government stimulus efforts could constrain spending going forward.  The weak labor market also led to reduced household income as the length of the average workweek continued to fall and unemployment rose to historic levels.  Housing statistics began to show signs of improvement as prices began to stabilize and sales began to pick up.  GDP growth expectations from private economists surveyed by The Wall Street Journal are on the order of 2.5 percent for the fourth quarter of 2009 and 2.8 percent for all of 2010.  But GDP growth for all of 2009 is expected to be negative 0.7 percent.  This compares to GDP growth of 2.7 percent, 2.1 percent, and 0.4 percent for 2006, 2007, and 2008, respectively.

The Federal Reserve’s outlook concurs with that of many private economists by suggesting that GDP growth is expected to continue but may be constrained by a weak labor market for some time going forward.  On average, economists surveyed by The Wall Street Journal expect unemployment to peak in early 2010 at 10.2 percent.  The near-term outlook for the stock market remains uncertain, although the financial markets are beginning to show signs of stabilization and improved liquidity.  The Fed is expected to hold rates steady during 2009 and the first part of 2010.  Governmental response to the financial and economic crises has been significant but as stimulus efforts are relaxed, demand may show signs of slowing.  The U.S. recession manifested throughout the world as most developed western economies tumbled into recession and previously high-growth Asian markets experienced deceleration in growth.  Output in advanced economies continues to contract, albeit more slowly, while most emerging economies are showing signs of strengthening output.

CONSUMER ELECTRONICS STORES INDUSTRY OUTLOOK5,6
The consumer electronics stores industry is made up of companies that retail a broad range of appliances and electrical goods as well as home entertainment products like televisions, DVD players and stereo systems.  Goods are purchased from domestic (and in some cases international) manufacturers and wholesalers.  Operators then retail these goods, through their stores, to the general public.  New purchases dominate the market, while a smaller proportion of sales represent the replacement market.

Industry Characteristics
Industry Concentration
The four major companies in this industry, which include RadioShack and Best Buy, are estimated to account for between 40 percent and 70 percent of industry revenue at the end of 2009.  Deteriorating economic conditions have resulted in the exit of one major player, Circuit City, which closed 155 consumer electronics outlets around the United States in late 2008 and 2009.

Market Size
The industry has been severely impacted by the US recession.  Falling demand has resulted in severe cuts to production, and this has resulted in an overall contraction in industry revenue and size.  In 2009, sales are estimated to decline by 3.4 percent from the previous year.  Retailers are finding it extremely difficult to operate profitably, and as such, many are either merging or exiting the market altogether.  The liquidation of Circuit City, which was once a prominent competitor capturing approximately 12.8 percent of the market share in 2008, will lead to a contraction in the overall size of the industry.  Sales for consumer electronics firms are expected to fall by an average rate of 3.8 percent per annum for the five years ending in 2009.  As with most retail industries, the location of establishments is expected to fall broadly in line with the region’s population level and consumer demand.

5 Consumer Electronics Stores in the US: 44311, IBISWorld Industry Report, August 18, 2009.
6 Conn’s, Inc. 10-K filing for January 31, 2009.

Basis of Competition
Enterprises operating in this industry compete with other players on the basis of price, range, location, store promotions, as well as customer service.  By nature, consumers are relatively price conscious and will shop around to ensure that goods are purchased at the best price possible.  Given the high price tag of some merchandise retailed by this industry (for example, televisions, DVD players, etc.) operators should aim to ensure that gross margins are in line with industry averages and that any reductions in purchase prices from suppliers are passed on to consumers.

Products retailed by this industry range in both size and relative price tags.  In an attempt to gain exposure to most of the consumer market, operators compete on the basis of products offered and their respective quality.  Players in this industry want to appeal to those consumers who are in the market for ‘big ticket items’ (for example, DVD players, flat panel televisions, and video recorders) but also attract consumers in the market who are looking to purchase smaller home appliances (for example, hand held mixers).  Consumers will also be attracted to particular stores due to the quality of products offered.

The location of a store impacts a retailer’s popularity and the potential clients that it can reach.  Operators compete for stores which are close to other retail premises, which provide customer parking and which have easy access.  While promotional deals are often offered by industry players in an attempt to boost sales, these are particularly effective during the final quarter of the fiscal year which has been noted by operators as being the busiest season.

Customer service is also an important consideration.  Given the technical nature of merchandise sold in this industry, employees are required to be competent in advising consumers on the functionality of different products.  The level of customer service and advice is of value to consumers and their opinions in this area will determine the number of buyers who return to shop at the same store.

Key Success Factors
The key success factors in the consumer electronics stores industry include:

•	having a wide and expanding product range;

•	proximity to key markets;

•	ability to control stock on hand;

•	experienced work force;

•	close monitoring of competition; and

•	attractive product presentation.

Summary and Outlook
The economic and industry outlooks suggest a very difficult trading environment for Conn’s, caused fundamentally by the dire state of the U.S. economy and its effect on consumer sentiment.  Conn’s business is highly dependent on consumer behavior and the availability of disposable income which drive purchases of discretionary spend products.  Industry growth also relies upon technology advancements and the introduction of new products.  Recent industry growth has been fueled primarily by the introduction of products that incorporate digital technology, such as high definition flat-panel and projection televisions, Blu-ray and traditional DVD players.  Reductions in research and development (R&D) spend prompted by the economy may serve to constrain growth.

Over the five year period to 2014, industry revenue is expected by IBIS World to normalize and grow by an average rate of 2.3 percent per annum.  However, the first year of the outlook period will be a difficult one.  Industry revenue in 2010 is forecast to increase by less than 1.0 percent.  Positive economic conditions over the second half of 2009, coupled with a strengthening economy over 2010, will generate demand for consumer electronics.  For example, real GDP and income growth is expected to be in positive territory over the last two quarters of 2009, which suggests that the economy is beginning to recover.  Households are expected to respond in a positive manner, with consumer sentiment forecast to jump by 13.5 percent over 2010, following a disastrous slump in 2008 and 2009.  However, consumer electronic stores will largely be restrained by a severe weakness in the US labor market, as the unemployment rate reaches an all time high.  This will mean that Americans will continue to spend cautiously in this industry, with household appliances and small consumer electronic purchases continuing to take a back seat to everyday consumables.

Valuation Methodology

SELECTION OF APPROACH
In general, methodology with regard to valuing a business interest or intangible asset can be categorized into three generally accepted approaches to value: cost, market and income.  Within each of these approaches are various methods for quantifying value.  In any appraisal study, all three approaches must be considered, and the approach or approaches deemed most relevant will then be selected for use in the valuation of that asset.

Cost Approach
This is a general way of determining a value indication of a business, business ownership interest, security, or intangible asset based on the amount that currently would be required to replace the asset.  It is often referred to as the current replacement cost. 7

The cost approach establishes value based on the cost of reproducing or replacing the business or asset, less depreciation from physical deterioration, functional obsolescence and economic obsolescence, if present and measurable.  This approach generally results in an upper limit of value in cases where the asset is easily replaced or reproduced, since no prudent investor would pay more for an asset than the cost to create a comparable asset.

This approach is most applicable when:

•	The subject interest is tangible-asset intensive; and/or
•	The highest-and-best value for the subject interest would be obtained by liquidating its net assets.

In the case of Conn’s, the Company’s highest-and-best value will be obtained by pursuing its current business plan and achieving positive future earnings and cash flows.  Furthermore, the Company is a going concern, and management was not contemplating the disposal of the assets in a liquidating event, as of the valuation date.  Therefore, the cost approach is not likely to capture the true value of the Company and has not been applied in this fair value analysis.

7 ASC Section 820-10-20.

Market Approach
This is a general way of determining a value indication of a business, business ownership interest, security, or intangible asset that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. 8

There are three basic methods under the market approach:

•	Reference to transactions in the subject’s equity securities;
•	The publicly-traded guideline company method; and
•	The guideline company transaction method.

Since Conn’s is publicly-traded, we were able to consider transactions in the Company’s common stock and its market capitalization in our analysis.  Additionally, relevant publicly-traded guideline companies were identified.  While we were able to analyze data from transactions of guideline companies to determine the potential value of the Company, due to the lack of recent relevant transaction data as of the Valuation Date, no meaningful indications of value could be derived from the guideline company transaction method.  Therefore, the market approach has been applied, in the form of the publicly traded guideline company method, in this fair value analysis.

Income Approach
This is a general way of determining a value indication of a business, business ownership interest, security, or intangible asset by converting future amounts (for example cash flows or earnings) to a single present amount (discounted).  The measurement is based on the value indicated by current market expectations about those future amounts.9

In the income approach, an economic benefit stream of the asset or business interest under analysis is selected, usually based on forecast cash flow.  This cash flow is then discounted to present value with an appropriate risk-adjusted discount rate.  Discount rate factors often include general market rates of return at the valuation date, business risks associated with the industry in which the company operates, and other risks specific to the asset being valued.

There are two basic methods under the income approach:

•	Capitalization of the earnings or cash flows of a single representative year; and
•	Discounting the earnings or cash flows of multiple future periods.

When earnings or cash flows are capitalized, the representative year is typically the next 12-month period, and the level of earnings/cash flows is based upon either the most recently completed year (plus a growth factor) or the forecasted 12-month period.  In the case of Conn’s, management expects growth in revenues as well as operational cost savings over the near term.  As such, earnings and cash flow will continue to grow for several years before stabilizing at a normal rate.  Therefore, the capitalization of earnings or cash flows is not appropriate.

 8 Ibid.
 9 Ibid.

In order to apply the discounted future earnings or cash flows methodology, management’s multi-year forecast and “terminal year” assumptions must be available.  Furthermore, this forecast must include periods with positive earnings or cash flow that are sufficient to offset negative periods.  Since Conn’s management expects improved revenue and profitability in the future, and management provided a forecast through 2014, the income approach, specifically the discounted future earnings/cash flow method, was also utilized in our valuation analysis.

GOODWILL IMPAIRMENT TESTING ANALYSIS
Market Approach
Under the guideline public company method, market prices are examined and resulting valuation multiples are calculated for public companies engaged in businesses that are considered comparable to those of the Company.  A thorough search was conducted for publically-traded companies with similar operations and characteristics to the Company.

The publicly traded companies selected for our analysis are listed below:

1.	Conn’s, Inc. (NasdaqGS: CONN)
2.	Best Buy Co., Inc. (NYSE: BBY)
3.	Aaron’s, Inc. (NYSE: AAN)
4.	Rent-A-Center, Inc. (NasdaqGS: RCII)
5.	RadioShack Corporation (NYSE: RSH)
6.	hhgregg, Inc. (NYSE: HGG)

For the six guideline companies, market data as of September 30, 2009 was used to develop a range of valuation multiples.  Information regarding these guideline companies appears on Schedules 5 through 8.  Since Conn’s is a publicly traded company, we were able to calculate an implied market multiple based on Conn’s market capitalization, which is shown on Schedule 4.  The market capitalization of Conn’s was used to calculate the cash-adjusted equity value on a minority, marketable basis as of the Valuation Date of $253,540,000.  Next, we increased this value by interest bearing debt, and reduced it by cash and cash equivalents to result in an enterprise value of $396,688,000.

Conn’s financial statistics as of September 30, 2009 were used to arrive at implied multiples as of the valuation date.  It should be noted that the September 30, 2009 revenue, EBITDA and EBIT financial statistics were adjusted to exclude the impact of a non-cash fair value adjustment, related to the interests in securitized assets.  The resulting implied multiples are shown below:

•	Revenue multiple – 0.4x
•	EBITDA multiple – 5.9x
•	EBIT multiple – 7.4x.

These implied multiples approximate the first quartile indications from the guideline companies.  Based on the lower margins of Conn’s versus the guideline companies, these implied multiples were not considered to be unreasonable, and therefore the actual market capitalization of Conn’s as of the Valuation Date was determined to be the most appropriate indication of value using the market approach.

We analyzed control premium data gathered from 2004 to date and filtered this data based on the following criteria:

•	Date
•	Size
•	Business description.

Based on the facts and circumstances of the Company as of the valuation date, and on information obtained from management, it was considered that application of a control premium of 10% would be appropriate in the current analysis.  This resulted in an invested capital value on a control, marketable basis of $428,000,000 (rounded).

Income Approach
Under the discounted cash flow (“DCF”) method, the principal valuation focus is on an entity’s cash-generating capabilities.  The discounted cash flow method in our valuation analysis is an invested capital method.  It utilizes the cash flow to all investors, both debt holders and equity holders, to derive a business value.  To arrive at the value of equity, the value of relevant outstanding interest-bearing debt (loans, notes payable, etc.) is subtracted.  A reasonable estimate of future cash flows is the initial step in determining value using a discounted cash flow model.

Please refer to our discussion of the forecasts in the Financial Statement Analysis section of this report for an analysis of management provided forecasts.  Please refer to Schedule 2 for the discounted cash flow method analysis.

Discounted Cash Flow Method
The DCF analysis began with the EBIT figures indicated by management’s forecast.  An ASC Section 350-20-35 (formerly EITF 02-13) analysis of whether Conn’s would be sold in a taxable or non-taxable hypothetical sale scenario resulted in the determination of a sale in a non-taxable, or stock, transaction.  Therefore, management’s forecast was adjusted to include the remaining tax amortization expense related to goodwill.

The following adjustments were also made to EBIT to arrive at debt-free cash flow:

•	EBIT was reduced by a blended income tax expense based on the rates paid by public guideline companies;

•	The non-cash depreciation and amortization expenses were added back;

•	The cash flow was adjusted for capital expenditures since management considers that these are necessary to support future revenue growth; and

•	The cash flow was adjusted for changes in working capital as the Company requires a certain level of working capital to support future revenue growth.

The resulting estimates of debt free cash flows for the reporting unit, as shown on Schedule 2, for the four months remaining in fiscal 2010, and for the fiscal years ending 2010 through 2014, were then discounted to present value, and the normalized cash flow after 2014 was capitalized and discounted to present value.  The derivation of the discount rate used in this analysis is described in the following section.

Derivation of Discount Rate
A discount rate is used to convert a future stream of cash flows into value, whereas a capitalization rate (equal to the discount rate minus the cash flow growth rate) is utilized to convert a single period’s cash flow into value.  In the case of Conn’s, a multi-period forecast of future cash flows has been utilized, and therefore both a discount rate and a capitalization rate must be developed.  When utilizing debt-free cash flow, the most appropriate discount rate is the Company’s weighted average cost of capital (“WACC”), which provides an expected rate of return based on the Company’s capital structure, the required yield on the Company’s equity, and the required yield on the Company’s interest-bearing debt.  The basic formula for computing WACC can be expressed as shown below:

WACC	=	(ke x We) + (kd x [1 - t] x Wd)

Where:

WACC	=	Weighted average cost of capital
ke	=	Company’s cost of equity capital
kd	=	Company’s cost of debt capital
We	=	Percentage of equity in the capital structure
Wd	=	Percentage of debt in the capital structure
t	=	Company’s effective income tax rate

The reporting unit’s cost of equity capital was estimated by utilizing the capital asset pricing model (“CAPM”), and by referencing market discount rates implied by the single stage growth model.

Capital Asset Pricing Model
The CAPM can be expressed as follows:

ER	=	RFR + ß x (MRP) + SSRP + SCRP

Where:

ER	=	The security’s expected return
RFR	=	An appropriate risk-free rate
ß	=	The security’s beta statistic
MRP	=	The market’s return premium over the risk free return
SSRP	=	The small stock risk premium
SCRP	=	The specific company risk premium

RFR = For the purposes of our analysis, a risk-free rate of 4.0 percent was used, equal to the average yield on 20-year treasury bonds at September 30, 2009.

MRP = Traditionally, business appraisers have almost uniformly used Ibbotson Associates’ market risk premium (“MRP”) study that was based on data gathered by the Center for Research in Security Prices (“CRSP”) at the University in Chicago as the basis for the generic, or market risk, component.  This data began to be collected by the CRSP in 1926, thus the equity return in excess of the riskless rate was somewhat arbitrarily calculated back to that date.  Numerous recent studies citing periods of extremely low bond prices during that time period have either openly criticized the use of 1926 as a start date, or, have simply calculated the equity risk premium on more recent data.  In doing so, these new studies are all reporting equity risk premiums lower than the Ibbotson Associates study.  In fact, a study done by Roger Ibbotson himself, along with Peng Chen, found an MRP of approximately 6.0 percent on an arithmetic average, roughly 1.0 percent less than that reported in Ibbotson’s Stocks Bonds Bills and Inflation 2004 Yearbook.  Other studies have estimated the ERP in the range of 5.5 to 6.0 percent.  From this analysis, we have determined that an appropriate ERP is 5.75 percent.

Beta = The beta of a stock is typically estimated by regressing the stock’s return on the overall market’s return.  This gives the relationship between the movement of the stock and the movement of the market.  In essence, beta is a measure of the volatility of a stock’s price as compared to the overall price volatility of the market.  Therefore, a stock with a beta equal to 1.0 indicates that a one percent change in the market index equals a one percent change in the price of the stock, i.e. the individual stock is as risky at the market as a whole.  In situations where there is a difference in the leverage of the guideline companies, the indicated peer group beta is de-levered to remove the peer capital structure and re-levered to reflect a capital structure consistent with the WACC calculation.  For the purposes of our analysis, the re-levered Beta was calculated to be 1.14, as shown in Schedule 3.

SSRP = Investors in small capitalization stocks have historically required a premium over large capitalization stocks.  Based on the size of Conn’s market capitalization, Ibbotson Associates indicates that a small stock risk premium of 2.7 percent is applicable.

SCRP = This element of the cost of equity reflects the risk associated with an investment in Conn’s that is not otherwise included in the above rates of return.  For the purposes of this analysis, given the uncertainty related to the future investment returns generated by the Reporting Unit, we have applied a 1.0 percent premium which is considered to appropriately reflect the cyclicality and forecast risk associated with the reporting unit.

Using the variables noted above, as shown in Schedule 3, we have derived the indicated discount rate as follows.

Adjusted Equity Risk Premium	5.75%
Selected Industry Beta (Re-levered to Market Capital Structure)	x 1.14
Required Industry Risk Premium	6.5%
Risk-Free Rate (Long-Term Government Bonds)	4.0%
Required Industry Equity Return	10.5%
Small Company Risk Premium (9th Decile)	2.7%
Specific Company Risk Premium	1.0%
Required Return for Investment in Company (rounded)	14.0%

The second component of the WACC is the cost of debt capital and estimating this component involved the consideration of interest rates that would be reflective of those that a third-party purchaser would be able to obtain in line with the definition of fair value.  In determining this rate, we considered Conn’s long-term debt as of the valuation date, its earnings variability, and the interest rate at which a potential borrower would be able to secure financing as of the valuation date.  It was determined that the Moody’s Baa rate of 6.2 percent was an appropriate estimate for the pre-tax cost of debt.  Since the capitalization rate is applied to after-tax cash flows, an estimated tax rate of 38.7 percent was then utilized to estimate the after-tax cost of debt.

The final component in estimating the WACC for Conn’s was to estimate the appropriate ratio of debt-to-equity.  Since the ownership interest being valued represents a control ownership interest, the typical purchaser would have wide latitude in changing the firm’s capital structure.  We compared the industry average debt-to-total invested capital with that of the Company.  Based on our analysis, a target capital structure of approximately 19.3 percent debt and 80.7 percent equity was applied, yielding a WACC of 12.0 percent, as shown in the following table:

Pre-Tax Cost of Debt Capital	6.2%
Less: Effective Blended Federal and State Tax Rate (38.7%)	(2.4)%
After-Tax Cost of Debt	3.8%
Multiplied by Proportion of Debt	19.3%
Debt Portion of WACC	0.7%
Cost of Equity Capital (page 35)	14.0%
Multiplied by Proportion of Equity	80.7%
Equity Portion of WACC	11.3%
Weighted Average Cost of Capital (rounded)	12.0%

Estimated Cash Flow Growth
After calculating the Company’s discount rate, the expected cash flow growth rate must be subtracted to arrive at a capitalization rate to apply to the terminal cash flow of Conn’s.  Based on discussions with management and a review of industry growth estimates, a growth rate that reflects the Company’s long-term prospects is reasonably estimated.

In the case of Conn’s, the following assumptions were used in estimating the terminal year cash flow:

•	A 3.0 percent long-term growth rate that reflects the Company’s long-term earnings growth prospects was considered reasonable, as well as consistent, with overall Company growth expectations; and

•	Depreciation will be adequate to fund capital expenditure needs over the long term.

Subtracting this growth rate from the previously calculated WACC results in the following capitalization rate applicable to Conn’s:

Concluded WACC	12.0%
Conn’s Estimated Long-Term Growth Rate	(3.0)%
Capitalization Rate Applicable to Debt-Free Cash Flow	9.0%

With the appropriate discount rate and capitalization rate selected, future debt-free cash flow can be discounted and added to the cash balance to arrive at an estimate of the fair value of the total invested capital in Conn’s.  As Schedule 2 illustrates, the indicated fair value of the invested capital of Conn’s operations on a control, marketable basis is approximately $410,000,000, rounded, as of September 30, 2009.

CORRELATION OF INCOME AND MARKET APPROACHES
The Company’s aggregate equity value was estimated on a control, marketable basis using both the Income Approach and the Market Approach.  The results indicated by these two valuation approaches must be correlated in order to arrive at a conclusion of value.

An investor would place considerable weight on the indicated by the Income Approach value because it relies directly on the Company’s forecasted operating results and market-derived rates of return.  Similarly, investors may place significant weight on the Market Approach because it reflects current market pricing and earnings.  In this case, the Income Approach is weighted more heavily because it considers the fundamental cash generating capabilities of the Company.  The Market Approach was considered to be a secondary approach in this analysis.  The concluded value of invested capital on a control, marketable basis for Conn’s is shown below:

	INCOME APPROACH	MARKET APPROACH	CONCLUDED VALUE
Conn’s, Inc.	410,000,000	428,000,000	415,000,000

CONCLUSION OF VALUE
The concluded invested capital shown above was reduced by the interest bearing debt of $149,374,000 in order to arrive at a concluded fair value of equity.

Based upon the information, financial data, and management representations, as well as the analyses performed, summarized and discussed in the attached report, it is our opinion that the equity fair value of Conn’s as of September 30, 2009, is as shown in the following table:

	EQUITY FAIR VALUE	EQUITY CARRYING VALUE10	INDICATION OF IMPAIRMENT
Conn’s, Inc.	$ 266,000,000	$352,113,000	YES

10 The equity carrying value is shown here purely for informational purposes.  It is beyond the scope of this engagement to conclude on the carrying value of Conn’s.

ASC 350 Step II Impairment Analysis Limited Procedures

At the request of management, we have performed limited procedures in respect of the Step II goodwill impairment determination required by ASC 350.  We highlight that the following narrative does not reflect a full scope valuation analysis.  As such, it cannot be viewed as a full scope valuation conclusion of a Step II goodwill impairment analysis.

CONN’S MAJOR CLASSES OF ASSETS AND LIABILITIES
We have listed below any asset or liability balance of the Company greater than $10,000,000 as of September 30, 2009 and have included commentary regarding their carrying and fair values.  We highlight that these balance sheet values have been provided by management, who has further asserted that it is reasonable to assume that the balance sheet fair values do not differ materially from their carrying values.

•
Accounts receivable of $247,298,000, interest in securitized asset of $153,836,000, and long term debt, noncurrent of $149,333,000 – As part of its quarterly reporting, the Company is required to fair value its accounts receivable, its interest in securitized asset and its long term debt.  Per the Company’s 10-K and 10-Q, the valuation of these account balances is arrived at using acceptable valuation methodologies, and is assisted in its valuation assumptions by a third party provider.  Given this regular quarterly valuation, the fair values of these balance sheet items are not considered to be materially less than the carrying values as of the valuation date.

•
Inventories $92,914,000 – The Company’s inventories consist mainly of electronic goods held for sale.  The Company continually monitors the carrying value of its inventories through information gathered from actual sales in stores, and adopts a conservative approach of writing down inventory where it is deemed that the carrying value is not recoverable.  Given this conservative approach, the fair values of the Company’s inventories are not considered to be materially less than the carrying values as of the valuation date.

•
Deferred income taxes $16,272,000 – The Company’s deferred income taxes arise on timing differences from items such as depreciation and amortization.  Any deferred income tax balance sheet item is an estimate of the future tax that will be received (asset), or the future tax that will have to be paid (liability).  Management’s calculation of the deferred income tax asset has been reviewed at a high level and is not deemed to be unreasonable.  Given this, the fair values of the Company’s deferred income taxes are not considered to be materially less than the carrying values as of the valuation date.

•
Net property, plant and equipment $61,541,000 – The Company’s property, plant and equipment consists mainly of leasehold improvements, fixtures and fittings.  The nature of these items is such that carrying value will often approximate fair value.  Given this, the fair value of the Company’s property, plant and equipment is not considered to be materially less than the carrying value as of the valuation date.

•
Accounts payable of $46,649,000 and accrued expenses of $28,129,000 – A company’s accounts payable and accrued expenses balances are made up of short-term liabilities which are generally due for settlement in the near term, for example, employee salaries, payments to suppliers, etc.  The nature of these balances is such that carrying value will often approximate fair value.  Given this, the fair values of these balance sheet items are not considered to be materially less than the carrying values as of the valuation date.

•
Deferred revenue, current and noncurrent $19,982,000 – Deferred revenue arises from two sources.  Firstly, from the sale of service and maintenance agreements that are sold with merchandise at the date of sale.  Secondly, from vendor allowances received from vendors for price protection, product rebates, marketing, training and promotion programs.  Since payment has already been received for these services still to be rendered, and since it is the value of these payments that is reflected on the balance sheet, the fair values of the deferred revenue balances are not considered to be materially less than the carrying values as of the valuation date.

CONN’S POTENTIAL INTANGIBLE ASSETS
We list below the potential intangible assets that would be valued in a Step II goodwill impairment analysis:

•	Conn’s trade name
•	Customer lists
•	Non-competition agreements

Of these, the intangible asset with the largest value attributed to it would likely be the trade name.

A trade name would most likely be valued using a relief from royalty approach, which would estimate the value of the trade name as the savings generated by owning the name, and therefore being exempt from paying a royalty to use the trade name.  In this approach, an appropriate royalty rate must be selected and applied to a company’s forecast revenue or earnings in order to arrive at an expectation of royalty rate savings.  These savings must then be discounted at an appropriate discount rate in order to arrive at a present value of the trade name.

A rule of thumb often used in trade name valuations is that a royalty payment would not generally exceed 25 percent of a company’s operating profit.  In Conn’s case, this results in a royalty rate of 1 percent.

Applying a royalty rate range of 0.5 percent to 1 percent rate to estimated next 12 month revenues of approximately $922,000,000, deducting taxes at a rate of 38.7 percent, and capitalizing this estimated saving at a capitalization rate of 9 percent, results in an estimated value range for Conn’s trade name of approximately $31,400,000 to $62,800,000 as shown in the following table:

Royalty rate	0.5%	1%
Revenue	$922,000,000	$922,000,000
Estimated royalty rate saving	$4,610,000	$9,220,000
Estimate royalty rate saving after taxes	$2,825,930	$5,651,860
Capitalization rate	9%	9%
Estimated value of Conn’s trade name (rounded)	$31,400,000	$62,800,000

Appraiser Representation/Certification

We certify that, to the best of our knowledge and belief:

•	The statements of fact contained in this detailed appraisal report are true and correct.

•
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, independent, unbiased, objective professional analyses, opinions, and conclusions.

•
We have no present or prospective financial or other interest in the business or property that is the subject of this report, and we have no personal financial or other interest with respect to the business, property or parties involved.

•	We have no bias with respect to the business or property that is the subject of this report or to the parties involved with this assignment.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•
Our compensation for completing this assignment is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of this valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•
The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that the valuation analyst believes to be reliable.  The valuation analyst has not performed any corroborating procedures to substantiate that data.

•
Our analyses, opinions, conclusions and this comprehensive appraisal report were developed in conformity with the 2008 American Institute of Certified Public Accountants Statement on Standards for Valuation Services No. 1 and the 2008-2009 Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation.

•	The parties for which the information and use of the valuation report is restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.

•	The valuation analyst has no obligation to update the report or the opinion of value for information that comes to his/her attention after the date of the report.

•	This report and analysis were prepared under the direction of Todd Patrick with significant professional assistance from Tina Patel.

•	No one other than the staff of Grant Thornton LLP provided significant professional assistance to the individual(s) signing this report. Biographies of the undersigned follow this certification.

_______________________________	______________________________
Todd Patrick	Tina Patel
Director, Advisory Services – Valuation	Manager, Advisory Services – Valuation

Conn’s, Inc.
Impairment Analysis, Step I
As of September 30, 2009

Dated
December 2, 2009

Todd Patrick

Director, Valuation Services Group
Mr. Patrick brings extensive experience in developing financial models and valuing of businesses. Over the past eleven years, he has assisted clients with financial analyses, “in-process research and development” valuations, trade name and patent portfolio valuations, business enterprise valuations, business plan development and merger and acquisition analysis. He has worked in a variety of industries including oil and gas, manufacturing, high technology and telecommunications and his clients have ranged from large multinational corporations to family owned businesses. Mr. Patrick has performed projects for litigation support, financial and tax reporting, and strategic purposes.

Representative engagements
•
Valuation of an interest of an Oil and Gas Corporation. Performed a valuation of certain partnership units of an 18% interest in a Pennsylvania company. The company was a natural gas producer and unregulated gas distribution company and the valuation was done for estate planning purposes.

•
SFAS 142 Impairment Testing of Goodwill and Indefinite Lived Intangibles. Valued two reporting units for a publicly held oil and gas corporation for financial reporting purposes. The reporting units consisted of a midstream group and an oil and gas exploration and production division.

•
SFAS 141 Valuation of Intangible Assets. Assisted a multi-billion dollar semiconductor company with the valuation of intangible assets in relation to its acquisition of a start-up technology company for financial reporting purposes. The intangible assets valued included patented technology and customer relationships.

•
SFAS 141 Valuation of Assets. Assisted in international electronics company with the valuation of certain assets in relation to a large acquisition of a data storage technology company for financial reporting purposes. The assets and liabilities valued included in-process research and development, patented technology, trade names, equipment, inventory and deferred revenue.

•
Compliance with ICA 1940. Assisted an international company that designs and manufactures bar code printers with compliance related to the Investment Company Act of 1940. Valued the company’s patent and trade name portfolio.

•
Valuation of Intellectual Property. Worked with a large electronics client to identify and value certain acquired intangible assets including in-process research and development, patents and trade names for financial reporting purposes. The team also did a remaining useful life study for each intangible as part of the analysis.

Expert Witness/Litigation Support
•
Quest Software, Inc. v. Insite Objects, Inc.; Superior Court of the State of California for the County of Orange (Civil Action No. 01CC00910); deposition testimony May 7, 2002; testified as to the value of Insite Objects proprietary software.

•
Jin K. Song v. Wise Tech. Co., LTD and Henry B. Shim; American Arbitration Association (Arbitration No. 50T1330006803), Dallas, Texas; hearing testimony May 22, 2003; testified as to the economic damages resulting from product infringement.

Education
•	Master of Business Administration, Finance and Accounting, University of Chicago Graduate School of Business
•	Bachelor of Arts, Economics, Baylor University

Affiliations
•	CFA – Chartered Financial Analyst, Association for Investment Management & Research (AIMR)
•	Investment Analysts Society of Dallas
•	Association for Investment Management & Research (AIMR)

Presentations / Publications
•	“Valuing In-Process Research and Development” American Society of Appraisers (Milwaukee Chapter) – October 2000
•	“Fairness Opinions: The Final Expert’s View” – Jenkins& Gilchrist P.C., Continuing Legal Education Program – August 2002
•	“Employee Stock Options” – Horn, Muroch and Cole, Continuing Professional Education Program – October 2003
•	“Valuing Privately-Held Securities” – Wilson Sonsini Goodrich & Rosati – September 2007
•	“Valuing a Closely-Held Business in Challenging Economic Times” – University of Houston CLE Seminar – January 2009
•	“The Biggest Valuation Mistakes Made During an Economic Downturn” – Grant Thornton LLP Perfect Storm Seminar – March 2009

Contact details
1717 Main Street, Suite # 1500
Dallas, Texas 75201

T: 214.283.8195
F: 214.561.2370
E: Todd.Patrick@gt.com

Tina Patel

Manager, Valuation Services Group Tina Patel is a manager in Grant Thornton LLP’s Valuation Services Group. Tina is currently on a secondment from the London office of Grant Thornton UK LLP (a GTI member firm).

Experience
Tina Patel has three years of experience in valuations for a wide range of purposes including financial reporting, commercial valuations, intellectual property valuations, distressed company valuations and fairness opinions for both UK and international companies. Prior to joining Grant Thornton UK LLP, Tina qualified as a chartered accountant (ACA) in the UK financial services audit practice of KPMG.

Tina has experience with a range of private and public clients spanning a number of industries. Examples of assignments include:

•	Equity valuations of a secondary private equity firm and a wind farm energy company
•	Intellectual property valuations of two publishing brands
•	Fairness opinion for a transfer of private equity investments between two listed entities
•	Intangible asset valuations for financial reporting purposes of a financial services company and three consulting companies

Professional qualifications and memberships
•	ACA, Institute of Chartered Accountants in England & Wales (ICAEW)
•	Member of the Valuation Special Interest Group of the ICAEW
•	Candidate Member, American Society of Appraisers

Education
Tina earned a Bachelors Degree with honors from University College London.

Languages
Tina is fluent in French and Italian.

Presentations
Tina spoke on the valuation of technology at two conferences on licensing agreements in April and October 2008.

Contact details
175 West Jackson Blvd., 20th Floor
Chicago, IL 60604

T: 312.602.9130
F: 312.602.8025
E: Tina.Patel@gt.com

Assumptions and Limiting Conditions

The primary assumptions and limiting conditions pertaining to the value estimate conclusion stated in this detailed appraisal report are summarized below.  Other assumptions are cited elsewhere in this report.

1.
The conclusion/opinion of value arrived at herein pertains only to the subject business, the stated value standard (fair market value), as of the stated valuation date, and only for the stated valuation purpose(s).

2.
Financial statements and other related information provided by the Company or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise’s business conditions and operating results for the respective periods, except as specifically noted herein. Grant Thornton has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.

3.
Public information and industry and statistical information have been obtained from sources we believe to be reliable.  However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

4.
If prospective financial information approved by management has been used in our work, we have not examined or compiled the prospective financial information and therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions.  Events and circumstances frequently do not occur as expected; achievement of the forecast results is dependent on actions, plans, and assumptions of management.

5.
The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners’ participation would not be materially or significantly changed.

6.
This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein.  The report may be used internally by Company management and may be made available to the Company’s legal advisors, tax advisors, or regulatory authorities consistent with the purpose of this engagement. The report is not to be used for other purposes or be shared with other parties without our prior written consent.

7.
Grant Thornton LLP will not provide consent to be a named expert in any filings, including, without limitation, any filings with the U.S. Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

8.
The report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represents the considered opinion of Grant Thornton, based on information furnished to them by the Company and other sources.

9.
Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of any valuation specialist(s), or the firm with which such valuation specialists are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication, including but not limited to the SEC or other governmental agency, without the prior written consent and approval of Grant Thornton.

10.
Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of Grant Thornton unless previous arrangements have been made in writing.

11.
Grant Thornton is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. Grant Thornton does not conduct or provide environmental assessments and has not performed one for the subject property.

12.
Grant Thornton has not determined independently whether the Company is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability) or the scope of any such liabilities. Grant Thornton’s valuation takes no such liabilities into account, except as they have been reported to Grant Thornton by the Company or by an environmental consultant working for the Company, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to us, Grant Thornton has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

13.
Grant Thornton has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

14.	No change of any item in this appraisal report shall be made by anyone other than Grant Thornton, and we shall have no responsibility for any such unauthorized change.

15.
Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

16.	We have conducted interviews with the current management of the Company concerning the past, present, and prospective operating results of the company.

17.
Except as noted, we have relied on the representations of the owners, management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

18.
Unless otherwise stated in the appraisal, the valuation of the business has not considered or incorporated the potential economic gain or loss resulting from contingent assets, liabilities or events existing as of the valuation date.

19.	We have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this report.

20.
Unless stated otherwise in this report, we express no opinion as to: 1) the tax consequences of any transaction which may result, 2) the effect of the tax consequences of any net value received or to be received as a result of a transaction, and 3) the possible impact on the market value resulting from any need to effect a transaction to pay taxes.

21.	Our work was performed and this letter/report is in compliance with the reporting standards under the AICPA’s Statement on Standards for Valuation Services No. 1.

Schedules

Conn's, Inc.	Schedule 1
Impairment Analysis, Step 1	Final
Valuation Summary	Valuation Date: September 30, 2009
US$ in $000s

Fair Value
Indication of
Invested Capital
Market Approach:
Guideline Public Company Method - Control, Marketable Basis (1)	$428,000

Income Approach:
Discounted Cash Flow Method - Control, Marketable Basis (2)	410,000

Indicated Fair Value of Invested Capital	415,000

Less: Interest Bearing Debt	(149,374)

Indicated Fair Value of Equity	$266,000

Market Capitalization as of Valuation Date	$254,000

Implied Control Premium	4.7%

Footnotes:
(1)	Per Schedule 4.
(2)	Per Schedule 2.

Conn's, Inc.	Schedule 2
Impairment Analysis, Step 1	Final
Income Approach: Discounted Debt-Free Cash Flow ("DCF") Method - Stock Transaction	Valuation Date: September 30, 2009
US$ in $000s

4.0 Months
Jan 31, '10	Jan 31, '11	Jan 31, '12	Jan 31, '13	Jan 31, '14	Terminal
% Revenue Growth Rate	(2.4%)	4.1%	4.2%	6.3%	6.6%	3.0%
Net Revenue	$287,175	$905,405	$943,466	$1,002,758	$1,068,659	$1,100,719

Cost of Goods Sold	187,717	588,916	610,218	638,362	673,318	693,518
Gross Profit	99,458	316,489	333,247	364,395	395,341	407,201
Gross Profit Margin	34.6%	35.0%	35.3%	36.3%	37.0%	37.0%

Operating Expenses:
Selling General & Admin Exp.	90,114	246,165	254,414	265,793	280,818	289,243
Provision for Bad Debts	1,743	6,428	12,656	30,745	25,778	26,551
Depreciation	4,933	14,935	15,383	15,845	16,320	12,360
Amortization	221	656	656	656	365	-
Total Operating Expenses	97,011	268,184	283,109	313,039	323,281	328,154
Operating Expense Margin	33.8%	29.6%	30.0%	31.2%	30.3%	29.8%

Earnings Before Interest & Taxes (EBIT)	$2,448	$48,305	$50,138	$51,357	$72,060	$79,047
EBIT Margin	0.9%	5.3%	5.3%	5.1%	6.7%	7.2%

Blended Income Taxes	(946)	(18,679)	(19,388)	(19,859)	(27,865)	(30,567)
Blended Income Tax Rate	38.7%	38.7%	38.7%	38.7%	38.7%	38.7%

Debt-Free Net Income	$1,501	$29,626	$30,750	$31,497	$44,195	$48,480

Cash Flow Adjustments (1):
Depreciation	4,933	14,935	15,383	15,845	16,320	12,360
Amortization	221	656	656	656	365	-
Capital Expenditures	(4,044)	(10,000)	(12,000)	(12,000)	(12,000)	(12,360)
Net Change in Non-Cash Working Capital	1,704	1,285	(1,599)	(4,164)	(8,904)	(8,160)
Debt-Free Cash Flow	$4,315	$36,502	$33,190	$31,834	$39,976	$40,320

Partial Period Factor	1.0	1.0	1.0	1.0	1.0
Discount Period	0.17	0.84	1.84	2.84	3.84
Present Value Factor	12.0%	0.9811	0.9095	0.8121	0.7251	0.6474
Present Value of Debt-Free Cash Flows	$4,233	$33,199	$26,952	$23,081	$25,879

Terminal Growth Rate	3.0%
Sum of the Present Value of Discrete Year Cash Flows	$113,345	Residual Value at Terminal Year	$448,005
Present Value of Terminal Cash Flow	290,024	Present Value Factor	0.6474
Indicated Enterprise Value from Operations	$403,369	Present Value of Terminal Cash Flow	$290,024

Add: Cash & Cash Equivalents	6,226	Implied Exit Multiple of EBITDA	5.1	x
Indicated Enterprise Value - Control, Marketable Basis	$410,000

Footnote:
(1) Source: Conn's management.

Conn's, Inc.	Schedule 3
Impairment Analysis, Step 1	Final
Beta, Capital Asset Pricing Model ("CAPM") & Weighted Average Cost of Capital ("WACC") Analyses	Valuation Date: September 30, 2009

US$ in $000s, except per share amounts

											5 Year
					Market		Market	Market	Effective	5 Year	Monthly
		Total	Month End	Total	Value of		Value of	Value of	Income	Monthly	Asset
Selected Public	Total	Preferred	Stock	Shares	Common	Total	Debt to	Debt to	Tax	Equity	Raw Beta
Guideline Companies (1)	Debt	Equity	Price	Outstanding	Equity	Capital	Equity	Capital (Wd)	Rate	Raw Beta	(Ba)

Conns Inc.	$130,526	$-	$11.29	22,457	$253,540	$384,066	51.5%	34.0%	39.2%	1.02	0.77
Best Buy Co. Inc.	2,247,000	-	37.52	416,359	15,621,790	17,868,790	14.4%	12.6%	41.8%	1.33	1.22
Aaron's, Inc.	81,113	-	26.40	54,244	1,432,036	1,513,149	5.7%	5.4%	38.1%	0.60	0.58
Rent-A-Center Inc.	776,144	-	18.88	66,041	1,246,854	2,022,998	62.2%	38.4%	37.2%	0.72	0.52
RadioShack Corp.	720,100	-	16.57	125,174	2,074,133	2,794,233	34.7%	25.8%	37.4%	1.85	1.52
hhgregg, Inc.	92,381	-	16.94	37,218	630,473	722,854	14.7%	12.8%	41.7%	1.30	1.20
High	$2,247,000	$-	$37.52	416,359	$15,621,790	$17,868,790	62.2%	38.4%	41.8%	1.85	1.52
Low	$81,113	$-	$11.29	22,457	$253,540	$384,066	5.7%	5.4%	37.2%	0.60	0.52
Mean	$674,544	$-	$21.27	120,249	$3,543,138	$4,217,682	30.5%	21.5%	39.2%	1.13	0.97
Median	$425,313	$-	$17.91	60,142	$1,339,445	$1,768,074	24.7%	19.3%	38.7%	1.16	0.99

Selected as Most Comparable to Subject Company							23.9%	19.3%	38.7%		0.99

Cost of Equity Calculation:		Source:
Risk-Free Rate (Rf)	4.0%	Risk-free rate of return (20-year Treasury Bond yield) as of September 30, 2009 as published in Federal Reserve Statistical Release, H.15.
Plus Equity Premiums:
Equity Risk Premium (Rm-Rf)	5.75%	The expected return of the market in excess of the risk-free rate (2)
Relevered Equity Beta (Be)	1.14	Be = Ba x [ 1 + (Wd / We) x ( 1 - T )]
Industry - Adjusted Equity Risk Premium	6.5%	Be (Rm - Rf)

Size Premium (SP)	2.7%	2009 Ibbotson SBBI Valuation Yearbook, Morningstar, Inc.: 9th decile
Additional Risk Premium (ARP)	1.0%	Additional risk premium based on perceived uncertainties associated with operating forecast
Cost of Equity (Re) Discount Rate (rounded)	14.0%	Re = Rf + Be (Rm - Rf) + SP + ARP + CRP

Cost of Debt Calculation:
Pre-Tax Weighted Cost of Debt	6.2%	Moody's Baa Interest Rate as of September 30, 2009
Estimated Tax Rate	38.7%
After-Tax Cost of Debt (Rd)	3.8%	Rd = Rd (1 - T)

Weighted Average Cost Of Capital Calculation:
Debt % of Capital	19.3%	Wd
Cost of Debt	3.8%	Rd
Weighted Cost of Debt	0.7%	Wd x Rd

Equity % of Capital	80.7%	We
Cost of Equity	14.0%	Re
Weighted Cost of Equity	11.3%	We x Re
Weighted Average Cost of Capital (rounded)	12.0%

Less Long-term Sustainable Growth Rate (G)	(3.0%)	Based on a combination of the Company's and its Industry's historical and potential growth rates, and the overall economic environment in which it competes.
Capitalization Rate (rounded)	9.0%

Footnotes:
(1)	Source: Capital IQ.
(2)
The estimated Equity Risk Premium (ERP) of 5.75 percent, which equals Rm - Rf, incorporates perspective provided by recent long-term market return studies and historical data compiled by Morningstar (formerly Ibbotson Associates).

Please refer to the narrative report for additional detail.

Conn's, Inc.	Schedule 4
Impairment Analysis, Step 1	Final
Market Approach: Guideline Public Company Method - Indication of Value	Valuation Date: September 30, 2009
US$ in $000s
							Cash		Cash
						Add:	-Adjusted		-Adjusted
		Selected		Conn's Financial	Preliminary Enterprise	Cash & Cash	Enterprise Value	Less: Interest- Bearing	Equity Value
Valuation Multiples	Weighting	Multiple		Statistic (1) (2)	Value (3)	Equivalents	(Minority)	Debt	(Minority)

Trailing Twelve Months:
Cash-Adjusted Enterprise Value / Revenue	33.3%	0.4	x	$921,771	$396,688	$6,226	$402,914	$149,374	$253,540
Cash-Adjusted Enterprise Value / EBITDA	33.3%	5.9	x	$67,373	$396,688	$6,226	$402,914	$149,374	$253,540
Cash-Adjusted Enterprise Value / EBIT	33.3%	7.4	x	$53,913	$396,688	$6,226	$402,914	$149,374	$253,540

Weighted Indicated Fair Value - Minority, Marketable Basis					$397,000		$403,000		$254,000

Add: Control Premium								10.0%	24,763
Weighted Adjusted Fair Value of Equity - Control, Marketable Basis									$279,000

Add: Interest-Bearing Debt									149,374
Weighted Adjusted Fair Value of Invested Capital - Control, Marketable Basis									$428,000

Footnotes:
(1)	Income statement items are taken from Income Statement as of September 30, 2009 for the trailing twelve months.
(2)	The non-cash fair value adjustment to "interests in securitized assets" was added back to Conn's financial statistics.
(3)	Valuation Multiple x Financial Statistic.

Conn's, Inc.	Schedule 5
Impairment Analysis, Step 1	Final
Market Approach: Guideline Public Company Method - Comparative Valuation Multiples	Valuation Date: September 30, 2009
US$ in $000s, except per share

Company Name:														Conns Inc.		Best Buy Co. Inc.		Aaron's, Inc.		Rent-A- Center Inc.		RadioShack Corp.		hhgregg, Inc.

Ticker Symbol:														NasdaqGS: CONN		NYSE: BBY		NYSE: AAN		NasdaqGS: RCII		NYSE: RSH		NYSE: HGG

Last Fiscal Year End:													Coefficient
Trailing Twelve Months:	High		75th Percentile		25th Percentile		Low		Mean		Median		of Variation	Jan 31, '09 Jul 31, '09		Feb 28, '09 Aug 29, '09		Dec 31, '08 Jun 30, '09		Dec 31, '08 Jun 30, '09		Dec 31, '08 Jun 30, '09		Mar 31, '09 Jun 30, '09

Select Market Data:
Market Price (1)	NM		NM		NM		NM		NM		NM		NM	$11.29		$37.52		$26.40		$18.88		$16.57		$16.94
x Shares Outstanding (000s)	NM		NM		NM		NM		NM		NM		NM	22,457		416,359		54,244		66,041		125,174		37,218
= Market Value of Common Equity	$15,621,790		$1,913,609		$784,568		$253,540		$3,543,138		$1,339,445		1.7	$253,540		$15,621,790		$1,432,036		$1,246,854		$2,074,133		$630,473
+ Preferred Stock	NM		NM		NM		NM		NM		NM		NM	NA		NA		NA		NA		NA		NA
= Adjusted Market Value of Stockholders' Equity	$15,621,790		$1,913,609		$784,568		$253,540		$3,543,138		$1,339,445		1.7	$253,540		$15,621,790		$1,432,036		$1,246,854		$2,074,133		$630,473
+ Minority Interest	$-		NA		NA		$-		NA		NA		NA	NA		NA		NA		NA		NA		NA
+ Total Interest-Bearing Debt	$2,247,000		$762,133		$101,917		$81,113		$674,544		$425,313		1.2	$130,526		$2,247,000		$81,113		$776,144		$720,100		$92,381
- Cash & Cash Equivalents	$930,800		$527,899		$27,941		$4,852		$299,337		$89,437		1.3	$4,852		$672,000		$83,279		$95,595		$930,800		$9,495
= Market Value of Cash-Adjusted Enterprise Value	$17,196,790		$1,911,411		$892,487		$379,214		$3,918,345		$1,646,652		1.7	$379,214		$17,196,790		$1,429,870		$1,927,403		$1,863,433		$713,359
Beta - 5 Year, Monthly	1.85		1.32		0.79		0.60		1.13		1.16		0.40	1.02		1.33		0.60		0.72		1.85		1.30
Beta - 2 Year, Weekly	1.82		1.06		0.87		0.75		1.01		0.95		0.26	1.33		1.40		1.00		1.15		1.24		1.17

Price Multiples:
Cash-Adjusted Enterprise Value / Revenue
NTM Consensus	0.8	x	0.6	x	0.4	x	0.3	x	0.5	x	0.5	x	0.3	0.4	x	0.3	x	0.8	x	0.7	x	0.4	x	0.5	x
TTM	0.9	x	0.6	x	0.4	x	0.4	x	0.5	x	0.5	x	0.3	0.4	x	0.4	x	0.9	x	0.7	x	0.4	x	0.5	x

Cash-Adjusted Enterprise Value / EBITDA
NTM Consensus	8.3	x	6.1	x	4.9	x	4.5	x	5.8	x	5.5	x	0.2	4.8	x	5.7	x	6.2	x	5.4	x	4.5	x	8.3	x
TTM	8.4	x	7.2	x	5.6	x	4.1	x	6.3	x	6.4	x	0.2	7.3	x	5.8	x	6.9	x	5.5	x	4.1	x	8.4	x

Cash-Adjusted Enterprise Value / EBIT
NTM Consensus	10.8	x	7.9	x	5.9	x	5.6	x	7.4	x	7.2	x	0.3	5.6	x	7.9	x	7.7	x	6.7	x	5.6	x	10.8	x
TTM	10.4	x	9.7	x	7.4	x	5.2	x	8.3	x	8.6	x	0.2	10.1	x	8.5	x	8.6	x	7.1	x	5.2	x	10.4	x

Footnotes:
(1)	As of September 30, 2009
(2)	Source: Capital IQ

Conn's, Inc.	Schedule 6
Impairment Analysis, Step 1	Final
Market Approach: Guideline Public Company Method - Comparative Historical Financial Ratios	Valuation Date: September 30, 2009

Company Name:							Conns Inc.	Best Buy Co. Inc.	Aaron's, Inc.	Rent-A- Center Inc.	RadioShack Corp.	hhgregg, Inc.

Ticker Symbol:							NasdaqGS: CONN	NYSE: BBY	NYSE: AAN	NasdaqGS: RCII	NYSE: RSH	NYSE: HGG

Last Fiscal Year End:		75th	25th				Jan 31, '09	Feb 28, '09	Dec 31, '08	Dec 31, '08	Dec 31, '08	Mar 31, '09
Trailing Twelve Months:	High	Percentile	Percentile	Low	Mean	Median	Jul 31, '09	Aug 29, '09	Jun 30, '09	Jun 30, '09	Jun 30, '09	Jun 30, '09

Liquidity Ratios:
Current Ratio	4.2	3.0	1.0	0.5	2.0	1.4	4.2	1.0	1.1	0.5	3.4	1.7
Quick Ratio	2.2	1.1	0.3	0.1	0.8	0.6	1.2	0.3	0.8	0.4	2.2	0.1

Leverage Ratios:
Interest Coverage Before Tax	(4.3)	(7.6)	(14.2)	(27.5)	(12.5)	(10.4)	(12.6)	(14.8)	(27.5)	(4.3)	(7.4)	(8.3)
Interest Coverage After Tax	(2.3)	(4.3)	(7.7)	(16.6)	(7.1)	(5.8)	(7.2)	(7.9)	(16.6)	(2.3)	(4.3)	(4.4)
Long-Term Debt / Equity	0.7	0.7	0.2	0.1	0.4	0.5	0.4	0.2	0.1	0.7	0.7	0.7
Total Debt / Invested Capital	-	NA	NA	-	NA	NA	NA	NA	NA	NA	NA	NA
Total Debt / Total Assets	0.3	0.3	0.2	0.1	0.2	0.2	0.2	0.1	0.1	0.3	0.3	0.3
Total Liabilities / Equity	1.9	1.7	0.8	0.5	1.2	1.2	0.7	1.9	0.5	1.1	1.3	1.8
Total Debt / Total Capitalization	0.4	0.4	0.3	0.1	0.3	0.3	0.3	0.3	0.1	0.4	0.4	0.4
Total Debt / Total Market Capitalization	0.4	0.4	0.1	0.1	0.2	0.2	0.3	0.1	0.1	0.4	0.4	0.1

Operating Efficiency Ratios:
Revenue / Total Assets	3.8	2.5	1.4	1.2	2.1	1.7	1.5	2.8	1.3	1.2	1.9	3.8
Revenue / Receivables	213.9	46.0	22.2	7.8	59.0	30.9	7.8	26.7	35.1	49.7	20.7	213.9
Receivable Turnover (Days)	46.7	16.6	8.1	1.7	16.2	12.0	46.7	13.6	10.4	7.3	17.6	1.7
NCDFWC as % of Revenue	35.9%	8.4%	(1.7%)	(9.2%)	6.7%	3.4%	35.9%	1.5%	(2.8%)	(9.2%)	9.5%	5.3%
COGS / Inventory	579.6	6.2	6.0	4.1	120.4	6.0	6.0	6.2	NA	579.6	4.1	6.0
Inventory Turnover (Days)	90.1	61.2	58.8	0.6	54.4	61.2	61.2	58.8	NA	0.6	90.1	61.2
COGS / Payables	25.3	13.2	8.0	5.7	12.7	12.5	12.6	6.6	5.7	25.3	12.3	13.4
Payable Turnover (Days)	64.5	49.0	27.7	14.4	36.7	29.3	28.9	55.4	64.5	14.4	29.6	27.2

Profitability Ratios:
Return on Assets	9.8%	8.9%	5.6%	3.6%	7.1%	7.3%	3.6%	5.4%	8.4%	6.3%	9.1%	9.8%
Return on Equity	27.3%	19.9%	12.7%	6.1%	16.0%	14.4%	6.1%	15.8%	12.6%	13.1%	21.2%	27.3%
Return on Invested Capital	16.0%	12.0%	8.8%	4.4%	10.6%	11.5%	4.4%	11.5%	11.5%	7.8%	12.1%	16.0%
Return on Market Value of Equity	12.3%	9.5%	6.3%	5.7%	8.3%	7.9%	8.4%	6.0%	7.3%	12.3%	9.8%	5.7%
Return on Market Value of Invested Capital	11.0%	7.8%	5.5%	5.0%	7.1%	6.5%	5.6%	5.4%	7.3%	7.9%	11.0%	5.0%
EBITDA Margin	12.5%	12.0%	6.1%	5.7%	8.9%	8.4%	5.7%	6.2%	12.4%	12.5%	10.7%	6.1%
EBIT Margin	9.9%	9.4%	4.4%	4.2%	6.9%	6.7%	4.2%	4.3%	9.9%	9.7%	8.4%	5.0%
Pretax Profit Margin	10.0%	8.4%	4.0%	3.5%	6.4%	6.1%	3.9%	3.5%	10.0%	8.6%	7.7%	4.4%
Net Profit Margin	6.2%	5.3%	2.4%	2.0%	3.9%	3.7%	2.4%	2.0%	6.2%	5.4%	4.8%	2.6%

Revenue Growth:
Trailing Twelve Months	5.8%	4.3%	(0.5%)	(2.4%)	1.7%	1.1%	1.6%	5.2%	5.8%	(2.4%)	0.6%	(0.8%)
Latest Fiscal Year	14.2%	12.1%	1.5%	(0.8%)	7.4%	9.6%	8.1%	12.5%	14.2%	(0.8%)	(0.6%)	11.1%
Five-year CAGR	11.4%	11.1%	5.2%	(4.4%)	6.7%	8.5%	6.6%	11.3%	10.5%	4.8%	(4.4%)	11.4%

Net Income Growth:
Trailing Twelve Months	16.5%	8.6%	(5.7%)	(16.9%)	1.1%	2.2%	(16.9%)	(7.0%)	16.5%	9.5%	6.1%	(1.7%)
Latest Fiscal Year	83.1%	56.0%	(26.2%)	(35.3%)	13.9%	(3.2%)	(35.3%)	(28.7%)	12.4%	83.1%	(18.8%)	70.5%
Five-year CAGR	16.0%	10.3%	(6.1%)	(15.1%)	0.9%	(0.9%)	(15.1%)	(4.9%)	16.0%	3.0%	(6.5%)	12.7%

EBITDA Growth:
Trailing Twelve Months	15.3%	6.4%	(2.2%)	(6.4%)	2.8%	1.5%	(6.4%)	4.8%	15.3%	(2.4%)	6.9%	(1.7%)
Latest Fiscal Year	16.4%	5.5%	(14.2%)	(23.4%)	(3.8%)	(3.0%)	(23.4%)	2.4%	16.4%	(8.3%)	(16.2%)	6.6%
Five-year CAGR	17.4%	11.6%	(2.8%)	(8.9%)	4.5%	5.3%	(8.9%)	8.8%	12.5%	1.8%	(4.3%)	17.4%

Equity Growth:
Trailing Twelve Months	27.1%	15.7%	6.1%	4.9%	12.2%	9.2%	5.3%	27.1%	9.8%	8.5%	17.7%	4.9%
Latest Fiscal Year	53.2%	13.7%	7.1%	3.5%	16.6%	11.4%	9.8%	3.5%	13.1%	13.9%	6.2%	53.2%
Five-year CAGR	17.8%	13.0%	8.3%	2.9%	10.3%	9.2%	8.3%	2.9%	17.8%	9.2%	13.0%	NA

Footnote:
(1)	Source: Capital IQ

Conn's, Inc.	Schedule 7
Impairment Analysis, Step 1	Final
Market Approach: Guideline Public Company Method - Comparative Common Size Analysis	Valuation Date: September 30, 2009
US$ in $000s

Company Name:							Conns Inc.	Best Buy Co. Inc.	Aaron's, Inc.	Rent-A- Center Inc.	RadioShack Corp.	hhgregg, Inc.

Ticker Symbol:							NasdaqGS: CONN	NYSE: BBY	NYSE: AAN	NasdaqGS: RCII	NYSE: RSH	NYSE: HGG

Last Fiscal Year End:		75th	25th				Jan 31, '09	Feb 28, '09	Dec 31, '08	Dec 31, '08	Dec 31, '08	Mar 31, '09
Trailing Twelve Months:	HIGH	Percentile	Percentile	Low	Mean	Median	Jul 31, '09	Aug 29, '09	Jun 30, '09	Jun 30, '09	Jun 30, '09	Jun 30, '09

Balance Sheet:
Total Assets $	$17,191,000	$2,381,558	$754,142	$366,777	$4,012,058	$1,750,228	$586,371	$17,191,000	$1,257,455	$2,427,744	$2,243,000	$366,777
Total Assets %	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cash & Cash Equivalents	41.5%	6.0%	2.9%	0.8%	9.9%	3.9%	0.8%	3.9%	6.6%	3.9%	41.5%	2.6%
Accounts Receivable	19.7%	10.0%	2.7%	1.8%	7.8%	6.5%	19.7%	10.3%	3.8%	2.3%	9.1%	1.8%
Inventory	43.7%	33.4%	17.2%	0.2%	24.1%	25.8%	17.2%	33.4%	NA	0.2%	25.8%	43.7%
Total Current Assets	80.5%	69.1%	24.2%	8.6%	47.6%	54.1%	73.9%	53.6%	14.4%	8.6%	80.5%	54.6%
Net Fixed Assets	24.2%	22.1%	11.3%	8.2%	16.1%	14.7%	10.7%	24.2%	16.5%	8.2%	13.0%	24.0%
Accounts Payable	31.5%	17.4%	8.2%	3.9%	13.8%	9.9%	8.1%	31.5%	11.4%	3.9%	8.5%	19.5%
Current Portion Long-Term Debt	6.6%	2.4%	0.3%	0.0%	2.0%	1.3%	0.0%	6.6%	2.0%	0.6%	2.5%	0.2%
Total Current Liabilities	52.1%	30.0%	16.3%	13.5%	25.8%	20.6%	17.6%	52.1%	13.5%	15.9%	23.5%	32.2%
Long-Term Debt	31.4%	28.5%	10.4%	4.4%	19.8%	23.6%	22.2%	6.5%	4.4%	31.4%	29.6%	24.9%
Total Liabilities	65.7%	62.4%	42.9%	33.5%	52.0%	54.4%	40.0%	65.7%	33.5%	51.8%	57.1%	64.2%
Net Worth	66.5%	57.1%	37.6%	34.3%	48.0%	45.6%	60.0%	34.3%	66.5%	48.2%	42.9%	35.8%
Debt-Free Working Capital	59.4%	47.9%	4.2%	(6.7%)	23.8%	15.4%	56.3%	8.1%	3.0%	(6.7%)	59.4%	22.7%
NCDFWC Working Capital	55.5%	19.6%	(1.7%)	(10.7%)	13.9%	11.0%	55.5%	4.2%	(3.7%)	(10.7%)	17.9%	20.1%

Income Statement:
Revenue $	$47,341,000	$3,890,374	$1,458,076	$905,197	$9,728,649	$2,245,821	$905,197	$47,341,000	$1,675,344	$2,816,297	$4,248,400	$1,385,653
Revenue %	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross Profit	51.6%	42.0%	26.3%	14.7%	33.4%	32.3%	33.5%	24.8%	51.6%	14.7%	44.8%	31.0%
Operating Income	9.9%	9.4%	4.4%	4.2%	6.9%	6.7%	4.2%	4.3%	9.9%	9.7%	8.4%	5.0%
Net Income	6.3%	5.3%	2.4%	2.0%	3.9%	3.7%	2.4%	2.0%	6.3%	5.4%	4.8%	2.6%
FYE -1	5.7%	4.8%	2.7%	2.2%	3.8%	3.7%	2.9%	2.2%	5.7%	4.8%	4.6%	2.6%
FYE -2	5.8%	5.4%	2.8%	1.7%	4.0%	4.2%	4.8%	3.5%	5.8%	2.6%	5.6%	1.7%
EBITDA	12.5%	12.0%	6.1%	5.7%	8.9%	8.4%	5.7%	6.2%	12.4%	12.5%	10.7%	6.1%
FYE -1	12.5%	11.1%	6.2%	6.2%	8.8%	8.1%	6.2%	6.2%	11.4%	12.5%	10.0%	6.2%
FYE -2	13.5%	11.7%	7.3%	6.4%	9.8%	10.0%	8.8%	6.9%	11.2%	13.5%	11.9%	6.4%
Depreciation & Amortization	2.8%	2.5%	1.6%	1.2%	2.1%	2.3%	1.6%	NA	2.5%	2.8%	2.3%	1.2%
Non-Operating Income / (Expense)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	NA	NA	0.0%	NA
Capital Expenditures	(1.5%)	(2.2%)	(2.5%)	(4.5%)	(2.6%)	(2.3%)	(1.5%)	NA	(4.5%)	(2.2%)	(2.5%)	(2.3%)

Footnote:
(1)	Source: Capital IQ

Conn's, Inc.
Impairment Analysis, Step 1
Market Approach: Guideline Public Company Method - Business Descriptions

Conns Inc.

Ticker:	NasdaqGS:CONN
Exchange:	NasdaqGS
Industry:	Computer and Electronics Retail

Description of Business
Conn's, Inc., through its subsidiaries, operates as a specialty retailer of home appliances and consumer electronics in the United States. It sells home appliances, including refrigerators, freezers, washers, dryers, and dishwashers; and various consumer electronics, such as camcorders, digital cameras, computers and computer accessories, Blu-ray and DVD players, video game equipment, portable audio, MP3 players, GPS devices, and home theater products, as well as LCD, plasma, and DLP televisions. The company also offers home office equipment, lawn and garden equipment, mattresses, and furniture. In addition, Conn’s sells its products online through its Web site, www.conns.com. As of January 31, 2009, it operated 75 retail and clearance stores located in Texas, Louisiana, and Oklahoma. The company was founded in 1890 and is headquartered in Beaumont, Texas.

Best Buy Co. Inc.

Ticker:	NYSE:BBY
Exchange:	NYSE
Industry:	Computer and Electronics Retail

Description of Business
Best Buy Co., Inc. operates as a specialty retailer in the United States, Canada, Mexico, China, and Europe. It offers consumer electronic video products, such as televisions, digital cameras and accessories, digital camcorders, and DVD players; and audio products comprising MP3 players, navigation products, home theater audio systems and components, and mobile electronics. It also offers home office products comprising notebook and desktop computers, monitors, mobile phones and related subscription service commissions, hard drives, and networking equipment; entertainment software products, such as video gaming hardware and software, DVDs, CDs, digital downloads, and computer software; and appliances, such as kitchen appliances, plumbing fixtures, snacks, and beverages. Best Buy Co. also offers service contracts; extended warranties; product repair; broadband voice, data, and information technology services; and delivers and installs home theater, mobile audio, and appliances. As of February 28, 2009, it operated 1,023 U.S. Best Buy stores, 38 U.S. Best Buy Mobile stand-alone stores, 34 Pacific Sales stores, 6 Magnolia Audio Video stores, and 6 Geek Squad stand-alone stores. The company also operated 2,465 The Carphone Warehouse and The Phone House stores in Europe, 58 Best Buy Canada stores, 3 Best Buy Mobile Canada stores, 139 Future Shop stores in Canada, 164 Five Star stores in China, 5 Best Buy China stores, and 1 Best Buy Mexico store. It also operates the Napster and Speakeasy stores. In addition, the company engages in online retailing through BestBuy.com, BestBuy.ca, BestBuy.com.cn, espanol.BestBuy.com, and BestBuyMobile.com; CarphoneWarehouse.com; Five-Star.cn; FutureShop.ca; GeekSquad.com and GeekSquad.ca; MagnoliaAV.com; Napster.com; PacificSales.com; PhoneHouse.com; and Speakeasy.net. It was formerly known as Sound of Music, Inc. and changed its name to Best Buy Co., Inc. in 1983. The company founded in 1966 and is headquartered in Richfield, Minnesota.

Conn's, Inc.
Impairment Analysis, Step 1
Market Approach: Guideline Public Company Method - Business Descriptions

Aaron's, Inc.

Ticker:	NYSE:AAN
Exchange:	NYSE
Industry:	Home Furnishing Retail

Description of Business
Aaron’s, Inc. operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances, and accessories in the United States and Canada. It engages in the lease ownership, rental, and retail sale of widescreen, LCD televisions, and computers; upholstered living-room furniture, including sofas, sofa beds, and chairs and modular sofas; bedroom furniture, such as bedding, mattresses, and box springs; dining room furniture; washers, dryers, refrigerators, and lawn tractors; and office furniture, which include desks, credenzas, conference tables, bookcases, and chairs. As of April 14, 2009, the company operated 1,575 company-operated and franchised stores. It offers products of various brands, such as JVC, Mitsubishi, Philips, LG, Sony, Dell, Hewlett-Packard, Simmons, Frigidaire, General Electric, and Sharp. The company was formerly known as Aaron Rents, Inc. and changes its name to Aaron’s, Inc. on April 20, 2009. Aaron’s, Inc. was founded in 1955 and is based in Atlanta, Georgia.

Rent-A-Center Inc.

Ticker:	NasdaqGS:RCII
Exchange:	NasdaqGS
Industry:	Computer and Electronics Retail

Description of Business
Rent-A-Center, Inc., together with its subsidiaries, offers household durable products under rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. The company operates stores under Get It Now, Home Choice, and Rent-A-Centre names to offer household durable goods on an installment sales basis and on a rent-to-own basis. It offers consumer electronics, such as high definition televisions, home theatre systems, video game consoles, and stereos; appliances, including refrigerators, washing machines, dryers, and freezers; personal and laptop computers; furniture products, including dining room, living room, and bedroom furniture; and accessories, such as pictures, lamps, and tables. The company also offers various financial services, such as short term secured and unsecured loans, debit cards, and check cashing and money transfer services under the trade name RAC Financial Services. As of December 31, 2008, it operated 3,037 company-owned stores in the United States, Canada, and Puerto Rico, including 31 retail installment sales stores and 8 rent-to-own stores in Canada. Rent-A-Center, Inc., through its subsidiary, ColorTyme, Inc., also had 222 franchised rent-to-own stores in the United States. The company was founded in 1986 and is headquartered in Plano, Texas.

Conn's, Inc.
Impairment Analysis, Step 1
Market Approach: Guideline Public Company Method - Business Descriptions

RadioShack Corp.

Ticker:	NYSE:RSH
Exchange:	NYSE
Industry:	Computer and Electronics Retail

Description of Business
RadioShack Corporation engages in the retail sale of consumer electronic goods and services, through its RadioShack store chain and non-RadioShack branded kiosk operations, in the United States and internationally. Its products include wireless telephones and communication devices, such as scanners and global positioning satellite navigation units; flat panel televisions, residential telephones, DVD players, computers, and direct-to-home (DTH) satellite systems; home entertainment, wireless, imaging, and computer accessories; general and special purpose batteries; wire, cable, and connectivity products; and digital cameras, radio-controlled cars and other toys, satellite radios, and memory players. The company also provides consumers access to third-party services, such as wireless telephone and DTH satellite activation, satellite radio service, prepaid wireless airtime, and extended service plans. In addition, it manufactures various products, including telephony, antennas, wire, and cable products, as well as hard-to-find parts and accessories for consumer electronics products. As of December 31, 2008, the company operated 4,453 RadioShack company-operated stores located in the United States, as well as in Puerto Rico and the U.S. Virgin Islands; 688 kiosks situated in the United States and Puerto Rico; 8 RadioShack service centers in the United States and 1 in Puerto Rico; and a network of 1,394 RadioShack dealer outlets. It also operated 200 stores under the RadioShack brand and 14 dealer outlets in Mexico. Further, the company sells its products through its Web site, RadioShack.com. RadioShack Corporation was founded in 1899 and is headquartered in Fort Worth, Texas.

hhgregg, Inc.

Ticker:	NYSE:HGG
Exchange:	NYSE
Industry:	Computer and Electronics Retail

Description of Business
hhgregg, Inc. operates as a specialty retailer of consumer electronics, home appliances, mattresses, and related services. It offers video products, such as digital micro display televisions, flat panel televisions, and Blu-Ray players; home appliances, including washers and dryers, refrigerators, cooking ranges, dishwashers, freezers, and air conditioners; and other products, such as home theater receivers, speaker systems, notebook computers, digital cameras, digital camcorders, CD players, notebook computers, MP3 players, telephones, cables, personal navigation, and gaming bundles. As of June 18, 2009, the company operated 111 stores under hhgregg and Fine Lines names in Alabama, Florida, Georgia, Indiana, Kentucky, North Carolina, Ohio, South Carolina, and Tennessee. hhgregg, Inc. is headquartered in Indianapolis, Indiana.

Conn's, Inc.	Schedule 9
Impairment Analysis, Step 1	Final
Historical Balance Sheets	Valuation Date: September 30, 2009
US$ in $000s	Page 1 of 2

	Audited	Audited	Audited	Audited	Audited	Internal As Of
	Jan 31, '05	Jan 31, '06	Jan 31, '07	Jan 31, '08	Jan 31, '09	Sep 30, '09

Assets
Cash & Equivalents	$7,027	$45,176	$56,570	$11,015	$11,798	$6,226
Accounts Receivable, Net
Trade & Other	26,728	26,904	31,737	33,110	94,003	247,298
Interest in Securitized Assets	117,159	139,282	136,848	178,150	176,543	153,836
Inventories	62,346	73,987	87,098	81,495	95,971	92,914
Deferred Income Taxes	825	-	551	2,619	13,354	16,272
Prepaid Expenses & Other	3,552	4,004	4,958	4,449	5,933	6,820
Total Current Assets	217,637	289,353	317,762	310,838	397,602	523,366

Property, Plant & Equipment
Gross Property, Plant & Equipment	82,368	92,158	106,431	116,448	127,370	134,845
Less: Depreciation	(34,658)	(37,332)	(46,991)	(57,195)	(64,819)	(73,304)
Net Property, Plant & Equipment	47,710	54,826	59,440	59,253	62,551	61,541

Other Assets
Debt issuance and other costs	-	-	-	-	-	1,764
Investments	-	-	-	-	-	(0)
Non-current tax asset	-	-	-	-	-	2,895
Non-current accounts receivable	-	-	-	2,990	41,172	1,351
Goodwill	9,617	9,617	9,617	9,617	9,617	9,617
Deferred Income Taxes	1,523	1,561	2,920	-	2,035	-
Other	229	260	208	154	3,652	267
Total Other Assets	11,369	11,438	12,745	12,761	56,476	15,894

Total Assets	$276,716	$355,617	$389,947	$382,852	$516,629	$600,801

Liabilities & Equity
Current Installments of Long-Term Debt	$29	$136	$110	$102	$5	$41
Accounts Payable	27,108	44,282	51,028	28,179	57,809	46,649
Accrued Salaries and Wages	-	-	-	-	-	5,595
Accrued Expenses	20,476	36,227	29,658	31,235	35,176	28,129
Income Taxes Payable	-	8,794	3,693	600	4,334	(6,331)
Deferred Income Taxes	958	1,343	-	-	-	2,016
Short-term Borrowings	5,500	-	-	-	-	-
Other Current Liabilities	177	-	-	-	-	-
Deferred Revenue, Current	7,383	8,498	12,533	16,949	21,207	14,796
Total Current Liabilities	61,631	99,280	97,022	77,065	118,531	90,893

Long-Term Liabilities
Long Term Debt, Noncurrent	5,003	-	88	17	62,912	149,333
Deferred Income Taxes	704	-	-	131	-	2,098
Deferred Gain on Sale of Property	-	-	-	-	-	947
Fair Value of Derivatives	-	-	-	-	-	231
Deferred Revenue, Noncurrent	644	476	309	1,221	1,036	5,186
Total Long-Term Liabilities	6,351	476	397	1,369	63,948	157,795

Total Liabilities	67,982	99,756	97,419	78,434	182,479	248,689

Shareholders' Equity
Common Stock	233	236	238	241	242	242
Treasury Stock	-	-	(3,797)	(37,071)	(37,071)	(37,071)
Additional Paid in Capital	85,090	89,027	93,365	99,514	103,553	105,393
Accumulated Other Comprehensive Income	8,408	10,492	6,305	-	-	(150)
Retained Earnings	115,003	156,106	196,417	241,734	267,426	283,698
Total Shareholders' Equity	208,734	255,861	292,528	304,418	334,150	352,113

Total Liabilities & Equity	$276,716	$355,617	$389,947	$382,852	$516,629	$600,801

The historical information presented above is included solely to assist in the development of the conclusion of value presented in this report, and it should not be used to obtain credit or for any other purpose.  Because of  the limited purpose of this presentation, it may contain departures from generally accepted accounting principles.  We have not audited, reviewed, or compiled this presentation and express no assurance on it.

Conn's, Inc.	Schedule 9
Impairment Analysis, Step 1	FINAL
Historical Balance Sheets: Common Size	Valuation Date: September 30, 2009
Page 2 of 2

	Jan 31, '05	Jan 31, '06	Jan 31, '07	Jan 31, '08	Jan 31, '09	Sep 30, '09

Assets
Cash & Equivalents	2.5%	12.7%	14.5%	2.9%	2.3%	1.0%
Accounts Receivable, Net
Trade & Other	9.7%	7.6%	8.1%	8.6%	18.2%	41.2%
Interest in Securitized Assets	42.3%	39.2%	35.1%	46.5%	34.2%	25.6%
Inventories	22.5%	20.8%	22.3%	21.3%	18.6%	15.5%
Deferred Income Taxes	0.3%	0.0%	0.1%	0.7%	2.6%	2.7%
Prepaid Expenses & Other	1.3%	1.1%	1.3%	1.2%	1.1%	1.1%
Total Current Assets	78.6%	81.4%	81.5%	81.2%	77.0%	87.1%

Property, Plant & Equipment
Gross Property, Plant & Equipment	29.8%	25.9%	27.3%	30.4%	24.7%	22.4%
Less: Depreciation	(12.5%)	(10.5%)	(12.1%)	(14.9%)	(12.5%)	(12.2%)
Net Property, Plant & Equipment	17.2%	15.4%	15.2%	15.5%	12.1%	10.2%

Other Assets
Debt issuance and other costs	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
Investments	0.0%	0.0%	0.0%	0.0%	0.0%	(0.0%)
Non-current tax asset	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%
Non-current accounts receivable	0.0%	0.0%	0.0%	0.8%	8.0%	0.2%
Goodwill	3.5%	2.7%	2.5%	2.5%	1.9%	1.6%
Deferred Income Taxes	0.6%	0.4%	0.7%	0.0%	0.4%	0.0%
Other	0.1%	0.1%	0.1%	0.0%	0.7%	0.0%
Total Other Assets	4.1%	3.2%	3.3%	3.3%	10.9%	2.6%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Equity
Current Installments of Long-Term Debt	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Accounts Payable	9.8%	12.5%	13.1%	7.4%	11.2%	7.8%
Accrued Salaries and Wages	0.0%	0.0%	0.0%	0.0%	0.0%	0.9%
Accrued Expenses	7.4%	10.2%	7.6%	8.2%	6.8%	4.7%
Income Taxes Payable	NA	2.5%	0.9%	0.2%	0.8%	(1.1%)
Deferred Income Taxes	0.3%	0.4%	0.0%	0.0%	0.0%	0.3%
Short-term Borrowings	2.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Current Liabilities	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
Deferred Revenue, Current	2.7%	2.4%	3.2%	4.4%	4.1%	2.5%
Total Current Liabilities	22.3%	27.9%	24.9%	20.1%	22.9%	15.1%

Long-Term Liabilities
Long Term Debt, Noncurrent	1.8%	0.0%	0.0%	0.0%	12.2%	24.9%
Deferred Income Taxes	0.3%	0.0%	0.0%	0.0%	0.0%	0.3%
Deferred Gain on Sale of Property	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%
Fair Value of Derivatives	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Deferred Revenue, Noncurrent	0.2%	0.1%	0.1%	0.3%	0.2%	0.9%
Total Long-Term Liabilities	2.3%	0.1%	0.1%	0.4%	12.4%	26.3%

Total Liabilities	24.6%	28.1%	25.0%	20.5%	35.3%	41.4%

Shareholders' Equity
Common Stock	0.1%	0.1%	0.1%	0.1%	0.0%	0.0%
Treasury Stock	0.0%	0.0%	(1.0%)	(9.7%)	(7.2%)	(6.2%)
Additional Paid in Capital	30.7%	25.0%	23.9%	26.0%	20.0%	17.5%
Accumulated Other Comprehensive Income	3.0%	3.0%	1.6%	0.0%	0.0%	(0.0%)
Retained Earnings	41.6%	43.9%	50.4%	63.1%	51.8%	47.2%
Total Shareholders' Equity	75.4%	71.9%	75.0%	79.5%	64.7%	58.6%

Total Liabilities & Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The historical information presented above is included solely to assist in the development of the conclusion of value presented in this report, and it should not be used to obtain credit or for any other purpose.  Because of  the limited purpose of this presentation, it may contain departures from generally accepted accounting principles.  We have not audited, reviewed, or compiled this presentation and express no assurance on it.

Conn's, Inc.	Schedule 10
Impairment Analysis, Step 1	Final
Historical & Forecast Income Statements	Valuation Date: September 30, 2009
US$ in $000s	Page 1 of 2

						Internal
	Audited	Audited	Audited	Audited	Audited	TTM	Forecast
	Jan 31, '05	Jan 31, '06	Jan 31, '07	Jan 31, '08	Jan 31, '09	Sep 30, '09	Jan 31, '10	Jan 31, '11	Jan 31, '12	Jan 31, '13	Jan 31, '14

% Revenue Growth	NA	23.9%	8.5%	8.3%	8.1%	1.4%	(2.4%)	4.1%	4.2%	6.3%	6.6%
Net Revenue	$565,821	$701,148	$760,657	$824,128	$890,750	$902,910	$869,687	$905,405	$943,466	$1,002,758	$1,068,659

Total Cost Of Goods Sold	359,710	427,843	473,064	517,166	590,061	603,094	566,664	588,916	610,218	638,362	673,318

Gross Profit	206,111	273,305	287,593	306,962	300,689	299,816	303,023	316,489	333,247	364,395	395,341

Operating Expenses:
Selling General & Admin Exp.	144,749	196,988	212,459	232,876	241,141	243,595	248,893	246,165	254,414	265,793	280,818
Provision for Bad Debts	2,589	1,133	1,476	1,908	4,273	7,709	8,227	6,428	12,656	30,745	25,778
Depreciation	8,777	11,271	12,520	12,441	12,672	13,460	14,500	14,935	15,383	15,845	16,320
Total Operating Expenses	156,115	209,392	226,455	247,225	258,086	264,764	271,620	267,528	282,453	312,383	322,916

Operating Income (Loss)	49,996	63,913	61,138	59,737	42,603	35,052	31,403	48,961	50,794	52,013	72,425

Other Income (Expense):
Net Gain (Loss) on Dispositions of Assets	(126)	(69)	772	943	(117)	(117)	-	-	-	-	-
Interest Expense	(2,359)	(400)	-	-	(961)	(3,244)	(4,127)	(3,628)	(4,844)	(9,213)	(12,520)
Interest and Invest. Income	-	-	676	515	-	-	-	-	-	-	-
Other Expense	-	-	-	-	-	140	42	-	-	-	-
Total Other Income (Expense)	(2,485)	(469)	1,448	1,458	(1,078)	(3,221)	(4,085)	(3,628)	(4,844)	(9,213)	(12,520)

Earnings (Loss) Before Income Taxes	47,511	63,444	62,586	61,195	41,525	31,831	27,319	45,333	45,951	42,799	59,904

Provision for Income Taxes (Benefit)	16,706	22,341	22,275	21,509	15,833	12,553	10,783	17,000	17,231	16,050	22,464
Minority Interest	118	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	$30,687	$41,103	$40,311	$39,686	$25,692	$19,278	$16,536	$28,333	$28,719	$26,750	$37,440

EBIT	49,996	63,913	61,138	59,737	42,603	35,052	31,403	48,961	50,794	52,013	72,425
EBITDA	58,773	75,184	73,658	72,178	55,275	48,512	45,903	63,896	66,177	67,857	88,745

Supplemental Data:
Interest Expense	2,359	400	-	-	961	3,244	4,127	3,628	4,844	9,213	12,520
Depreciation Expense	8,777	11,271	12,520	12,441	12,672	13,460	14,500	14,935	15,383	15,845	16,320
Total Capital Expenditures	19,619	18,490	18,425	18,955	17,597	N/A	12,000	10,000	12,000	12,000	12,000

The historical information presented above is included solely to assist in the development of the conclusion of value presented in this report, and it should not be used to obtain credit or for any other purpose.  Because of  the limited purpose of this presentation, it may contain departures from generally accepted accounting principles.  We have not audited, reviewed, or compiled this presentation and express no assurance on it.

Conn's, Inc.									Schedule 10
Impairment Analysis, Step 1									Final
Historical & Forecast Income Statements: Common Size									Valuation Date: September 30, 2009
									Page 2 of 2

	Jan 31, '05	Jan 31, '06	Jan 31, '07	Jan 31, '08	Jan 31, '09	Sep 30, '09	Jan 31, '10	Jan 31, '11	Jan 31, '12	Jan 31, '13	Jan 31, '14

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Total Cost Of Goods Sold	63.6%	61.0%	62.2%	62.8%	66.2%	66.8%	65.2%	65.0%	64.7%	63.7%	63.0%

Gross Profit	36.4%	39.0%	37.8%	37.2%	33.8%	33.2%	34.8%	35.0%	35.3%	36.3%	37.0%

Operating Expenses:
Selling General & Admin Exp.	25.6%	28.1%	27.9%	28.3%	27.1%	27.0%	28.6%	27.2%	27.0%	26.5%	26.3%
Provision for Bad Debts	0.5%	0.2%	0.2%	0.2%	0.5%	0.9%	0.9%	0.7%	1.3%	3.1%	2.4%
Depreciation	1.6%	1.6%	1.6%	1.5%	1.4%	1.5%	1.7%	1.6%	1.6%	1.6%	1.5%
Total Operating Expenses	27.6%	29.9%	29.8%	30.0%	29.0%	29.3%	31.2%	29.5%	29.9%	31.2%	30.2%

Operating Income (Loss)	8.8%	9.1%	8.0%	7.2%	4.8%	3.9%	3.6%	5.4%	5.4%	5.2%	6.8%

Other Income (Expense):
Net Gain (Loss) on Dispositions of Assets	(0.0%)	(0.0%)	0.1%	0.1%	(0.0%)	(0.0%)	0.0%	0.0%	0.0%	0.0%	0.0%
Interest Expense	(0.4%)	(0.1%)	0.0%	0.0%	(0.1%)	(0.4%)	(0.5%)	(0.4%)	(0.5%)	(0.9%)	(1.2%)
Interest and Invest. Income	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Expense	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Other Income (Expense)	(0.4%)	(0.1%)	0.2%	0.2%	(0.1%)	(0.4%)	(0.5%)	(0.4%)	(0.5%)	(0.9%)	(1.2%)

Earnings (Loss) Before Income Taxes	8.4%	9.0%	8.2%	7.4%	4.7%	3.5%	3.1%	5.0%	4.9%	4.3%	5.6%

Provision for Income Taxes (Benefit)	3.0%	3.2%	2.9%	2.6%	1.8%	1.4%	1.2%	1.9%	1.8%	1.6%	2.1%
Minority Interest	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net Income (Loss)	5.4%	5.9%	5.3%	4.8%	2.9%	2.1%	1.9%	3.1%	3.0%	2.7%	3.5%

EBIT	8.8%	9.1%	8.0%	7.2%	4.8%	3.9%	3.6%	5.4%	5.4%	5.2%	6.8%
EBITDA	10.4%	10.7%	9.7%	8.8%	6.2%	5.4%	5.3%	7.1%	7.0%	6.8%	8.3%

Supplemental Data:
Interest Expense	0.4%	0.1%	0.0%	0.0%	0.1%	0.4%	0.5%	0.4%	0.5%	0.9%	1.2%
Depreciation Expense	1.6%	1.6%	1.6%	1.5%	1.4%	1.5%	1.7%	1.6%	1.6%	1.6%	1.5%
Total Capital Expenditures	3.5%	2.6%	2.4%	2.3%	2.0%	N/A	1.4%	1.1%	1.3%	1.2%	1.1%
The historical information presented above is included solely to assist in the development of the conclusion of value presented in this report, and it should not be used to obtain credit or for any other purpose.  Because of  the limited purpose of this presentation, it may contain departures from generally accepted accounting principles.  We have not audited, reviewed, or compiled this presentation and express no assurance on it.